    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1999.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            SUIZA FOODS CORPORATION
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           75-2559681
           (State or other jurisdiction                              (I.R.S. Employer
         of incorporation or organization)                          Identification No.)

                        2515 MCKINNEY AVENUE, SUITE 1200
                              DALLAS, TEXAS 75201
                                 (214) 303-3400
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

                                GREGG L. ENGLES
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                        2515 MCKINNEY AVENUE, SUITE 1200
                              DALLAS, TEXAS 75201
                                 (214) 303-3400
                     (Name, address, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

         WILLIAM A. MCCORMACK                     MICHELLE GOOLSBY                      JEREMY W. DICKENS
        HUGHES & LUCE, L.L.P.                 SUIZA FOODS CORPORATION               WEIL, GOTSHAL & MANGES LLP
     1717 MAIN STREET, SUITE 2800         2515 MCKINNEY AVENUE, SUITE 1200        100 CRESCENT COURT, SUITE 1300
         DALLAS, TEXAS 75201                    DALLAS, TEXAS 75201                    DALLAS, TEXAS 75201
            (214) 939-5500                         (214) 303-3400                         (214) 746-7700

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                               AMOUNT          PROPOSED MAXIMUM      PROPOSED MAXIMUM        AMOUNT OF
         TITLE OF SHARES TO BE                  TO BE          AGGREGATE PRICE          AGGREGATE          REGISTRATION
               REGISTERED                   REGISTERED(1)        PER UNIT(2)        OFFERING PRICE(2)         FEE(3)
--------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value............      6,900,000             $48.50             $334,650,000         $93,032.70
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Includes up to 900,000 shares of Common Stock to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sales price of the Common Stock on the New York Stock Exchange on January 6, 1999.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION. DATED JANUARY 7, 1999.
                                6,000,000 Shares

[SUIZA LOGO]

                            SUIZA FOODS CORPORATION
                                  Common Stock
                            ------------------------
     The Common Stock is listed on the New York Stock Exchange under the symbol "SZA". The last reported sale price of our Common Stock on January 6, 1999 was $48.50 per share.

     See "Risk Factors" on page 11 to read about certain factors you should consider before buying shares of the Common Stock.

                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                            Per Share        Total
                                                            ---------        ------
Initial public offering price.............................   $               $
Underwriting discount.....................................   $               $
Proceeds, before expenses, to Suiza Foods Corporation.....   $               $

     The underwriters may, under certain circumstances, purchase up to an additional 900,000 shares from Suiza Foods Corporation at the initial public offering price less the underwriting discount.

                            ------------------------
     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on          , 1999.

GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE

BEAR, STEARNS & CO. INC.                                       J.P. MORGAN & CO.

                            ------------------------
                  Prospectus dated                     , 1999.

     We are a Delaware corporation. Our principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, and our telephone number is (214) 303-3400. We maintain a worldwide web site at http://www.suizafoods.com. In this Prospectus, the "Company", "Suiza", "we", "us" and "our" refer to Suiza Foods Corporation and its subsidiaries, unless the context otherwise requires.

     Our national brands include International Delight(R), Second Nature(R), Naturally Yours(R) and Mocha Mix(R). Our regional brands include Country Fresh(R), Dairymens(R), Lehigh Valley Farms(R), Model(TM), Natural by Garelick Farms(R), Suiza(TM), Louis Trauth(TM), Tuscan(R), Velda Farms(R) and West Lynn Creamery(R). Our partner or licensed brands include Lactaid(R) (manufactured under a license with McNeil Consumer Products, an affiliate of Johnson & Johnson), Flav-O-Rich(R) (licensed from Dairy Farmers of America, Inc.) and Pet(R) (licensed from Grand Metropolitan Public Liability Company).

            [MAP OF OUR DAIRY AND PACKAGING OPERATIONS APPEARS HERE]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS OR THEIR AFFILIATES OR AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON SEAQ INTERNATIONAL, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                       WHERE YOU CAN GET MORE INFORMATION

     At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this Prospectus. If you want more information, write or call us at:

                            Suiza Foods Corporation
                            2515 McKinney Avenue, Suite 1200
                            Dallas, Texas 75201
                            (214) 303-3400

     Our fiscal year ends on December 31. We furnish our stockholders annual reports containing audited financial statements and other appropriate reports. In addition, we are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference and shall be deemed a part hereof:

          1. Suiza's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-12755).

          2. Suiza's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (File No. 1-12755).

          3. Suiza's Current Report on Form 8-K filed July 14, 1997 (as amended on August 22, 1997), which includes the audited financial statements of Dairy Fresh L.P. and The Garelick Companies (File No. 1-12755).

          4. Suiza's Current Report on Form 8-K filed March 9, 1998 (as amended on April 7, 1998), which includes the audited financial statements of Land-O-Sun Dairies, L.L.C. (File No. 1-12755).

          5. Suiza's Current Reports on Form 8-K filed January 15, 1998, February 18, 1998, February 25, 1998, March 10, 1998, March 18, 1998, March
     20, 1998, June 2, 1998, September 14, 1998 and December 18, 1998 (File No.
     1-12755).

          6. Continental Can Company, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-6690).

          7. Continental Can Company, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6690).

          8. The description of the Common Stock contained in Suiza's Registration Statement on Form 8-A filed on February 19, 1997 (File No. 1-12755), including any amendments or reports filed for the purpose of updating such description.

          9. The description of the Common Stock Purchase Rights contained in Suiza's Registration Statement on Form 8-A filed on March 10, 1998 (File No. 1-12755), including any amendments or reports filed for the purpose of updating such description.

     All reports and other documents filed by Suiza pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies, replaces or supersedes the earlier statement. Any statement so modified, replaced or superseded shall not be deemed, except as so modified, replaced or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information, our financial statements and notes and the financial statements and notes of certain acquired businesses appearing elsewhere in, or incorporated by reference in, this Prospectus. You should carefully consider, among other things, the matters set forth in "Risk Factors". Unless we specify otherwise, we assume in this Prospectus that the underwriters do not exercise their over-allotment option.

                                  THE COMPANY

     We are a leading manufacturer and distributor of dairy products and a leading manufacturer of rigid plastic packaging in the United States. Our principal businesses have well-established reputations in their markets for product quality and high levels of customer service. We have grown primarily through an aggressive acquisition and integration strategy. We intend to continue to pursue this strategy.

DAIRY

     Our dairy products and related distribution businesses contributed approximately 79% of our net sales on a pro forma basis for the nine months ended September 30, 1998. Pursuant to our expansion strategy, we have completed 24 dairy acquisitions since our initial public offering in April 1996, including 13 acquisitions in 1998.

     In our dairy business, we have established a strong regional presence in the northeastern, southeastern and central United States, Puerto Rico, Nevada and parts of California. We also manufacture and distribute certain refrigerated, frozen and extended shelf-life products on a national basis.

     Our dairy products include:

     - fluid milk, including flavored milks

     - ice cream and novelties

     - dairy and non-dairy coffee creamers

     - half-and-half and whipping cream

     - sour cream

     - cottage cheese

     - yogurt

     - dairy and non-dairy frozen whipped toppings

We also manufacture and distribute fruit juices and other flavored drinks, bottled water and coffee.

     We manufacture and market our dairy products under proprietary brand names. We also manufacture products on a private-label basis for certain customers. Our brands include:

     - national brands including International Delight, Second Nature, Naturally Yours and Mocha Mix

     - regional brands including Country Fresh, Dairymens, Lehigh Valley Farms, Model, Natural by Garelick Farms, Suiza, Louis Trauth, Tuscan, Velda Farms and West Lynn Creamery

     - partner or licensed brands in certain regions including Lactaid, Flav-O-Rich and Pet

Our dairy customers include grocery stores, convenience stores and institutional food service customers.

PACKAGING

     Our rigid plastic packaging business contributed approximately 21% of our net sales on a pro forma basis for the nine months ended September 30, 1998. We entered the packaging business through our acquisition of Franklin Plastics, Inc. in August 1997 as a part of our acquisition of The Garelick Companies. We extended our market presence in packaging through the acquisition of Continental Can Company, Inc. in May 1998 and seven smaller acquisitions during 1998.

     We manufacture rigid plastic bottles and containers and metal cans. Our packaging customers include regional dairy manufac-turers, bottled water processors, beverage manufacturers, and consumer and industrial products companies.

     We are currently considering strategic alternatives for our packaging business, which could include a partial or complete spin-off, a sale of all or a portion of the business or a continuation of our acquisition and integration strategy.

RECENT ACQUISITIONS

     During 1998, we completed 13 dairy and eight packaging acquisitions. Our most significant acquisitions in 1998 were the following:

     - Land-O-Sun (February 1998). Land-O-Sun Dairies, L.L.C., a manufacturer and distributor of dairy products in the southeastern and central United States, had net sales of approximately $464 million for its 1997 fiscal year.

     - Continental Can (May 1998). Continental Can, a manufacturer of packaging products with operations in the United States and Europe, had net sales of approximately $546 million for its 1997 fiscal year.

     - Tuscan/Lehigh Dairies (December 1998). Tuscan/Lehigh, L.P., a manufacturer and distributor of dairy products in the northeastern United States, had net sales of approximately $517 million for the twelve month period ended September 30, 1998. We merged Tuscan/Lehigh into our northeastern dairy operations to form a new subsidiary in which Dairy Farmers of America, Inc. ("DFA") owns a 25% interest. The combined net sales of our northeastern dairy operations and Tuscan/Lehigh were approximately $1.2 billion for the twelve month period ended September 30, 1998.

     Primarily as a result of our acquisitions, we have increased our net sales and operating income from $579.3 million and $12.4 million, respectively, for the year ended December 31, 1993 to $3,089.4 million and $188.4 million, respectively, for the year ended December 31, 1997 on a pro forma basis for our acquisitions of Land-O-Sun and Continental Can.

OUR STRATEGY

     We remain focused on achieving continued revenue and profit growth through the following strategies:

  ACQUISITION AND INTEGRATION. According to statistics published by the Milk Industry Foundation, the United States fluid milk industry totaled approximately $23 billion in wholesale value in 1997. We believe that the industry remains fragmented and is undergoing consolidation. To capitalize on this trend, we intend to acquire strong dairy businesses in new markets and to strengthen our presence in existing markets through add-on acquisitions. By pursuing this strategy, we seek to accomplish the following objectives:

     - expand the geographic coverage of our dairy business to better serve an increasingly national customer base

     - gain scale efficiencies in purchasing, product development and consumer research as we increase our sales base

     - develop a more efficient direct store delivery ("DSD") system for distributing a greater volume and variety of branded and higher margin products to our customers

     - combine the increased geographic scope of our DSD system with our national warehouse system to increase the productivity of our manufacturing, distribution and marketing assets

     - reduce manufacturing costs and increase product quality through the continued integration of manufacturing operations into specialized, scale-efficient facilities

     In pursuing our acquisition and integration strategy for our packaging business, we seek to accomplish the following objectives:

     - expand the geographic coverage of our manufacturing facilities to better serve our national customers and to minimize transportation costs

     - broaden our product line and technological capabilities to better meet our customers' needs

     As noted, we are currently considering strategic alternatives for our packaging business. Pending any final decision, we intend to pursue our current acquisition and integration strategy.

     ORGANIC GROWTH. We continue to build our existing dairy distribution network and extend our dairy and packaging product offerings. We are currently test marketing and introducing new products and packaging innovations and investing in product research and marketing to develop additional product and packaging innovations. We intend to develop or acquire new product lines that are compatible with our manufacturing, distribution and marketing infrastructure and that can serve as additional platforms for future growth.

     ENHANCEMENT OF OPERATING MARGINS. We continue to seek margin improvements through increased production and purchasing efficiencies, operating synergies from acquired businesses and increased sales of higher-margin branded products. In pursuing this strategy, we have improved our operating margin from 2.1% for the year ended December 31, 1993 to 7.2% for the nine months ended September 30, 1998 on a pro forma basis.

     In order to implement our growth strategies, we have expanded our management team and invested in product development, marketing and other centralized functions.

     We are incorporated in Delaware and our principal offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, TX 75201, and our telephone number is
(214) 303-3400.

                                  THE OFFERING

Common Stock offered.......  6,000,000 shares

Common Stock outstanding
  after the offering(1)....  39,591,784 shares

Use of Proceeds............  We plan to use the net proceeds of this offering to repay a portion of the outstanding indebtedness under our senior credit facility. This facility provides for revolving loans of up to $1 billion. As of September 30, 1998, our outstanding indebtedness under this facility was $648 million (excluding $23 million of issued but undrawn letters of credit). As of January 4, 1999, our outstanding indebtedness under this facility was $724 million (excluding $16 million of issued but undrawn letters of credit). On a pro forma basis as of September 30, 1998, upon application of the net proceeds of this offering to repay indebtedness under this facility, we would have had $610 million of available credit. We are able to borrow all or a portion of our available credit to fund acquisitions and for general corporate purposes.

NYSE symbol................  SZA
------------------------------

(1) Excludes: (a) 900,000 shares of Common Stock issuable pursuant to the underwriters' over-allotment option; (b) 4,717,373 shares of Common Stock subject to options outstanding as of December 31, 1998 at a weighted average exercise price of $30.62 per share, of which 3,157,268 were exercisable as of that date; (c) 1,428,571 shares of Common Stock issuable upon conversion of the 5.0% preferred securities issued in connection with the acquisition of Land-O-Sun (the "5.0% Preferred Securities"), which are convertible at a conversion price of $70 per share; and (d) 7,667,732 shares of Common Stock issuable upon conversion of the 5.5% preferred securities issued in a private placement completed on March 24, 1998 (the "5.5% Preferred Securities"), which are convertible at a conversion price of $78.25 per share.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data of Suiza as of and for each of the three years in the period ended December 31, 1997 and the unaudited nine months ended September 30, 1997 and 1998, and summary unaudited pro forma consolidated financial data of Suiza for the year ended December 31, 1997 and as of and for the nine months ended September 30, 1998.

     The summary unaudited pro forma consolidated operating data for the year ended December 31, 1997 and the nine months ended September 30, 1998 give effect to (i) the completed acquisitions by Suiza of Dairy Fresh, L.P. on July 1, 1997, Garelick on July 31, 1997, Land-O-Sun on February 20, 1998 (including the issuance of the 5.0% Preferred Securities) and Continental Can on May 29, 1998, all of which have been accounted for using the purchase method of accounting;
(ii) the sale of the 5.5% Preferred Securities on March 24, 1998 and the use of the proceeds therefrom to repay outstanding indebtedness and (iii) this offering and the use of the proceeds therefrom to repay outstanding indebtedness, as if these transactions had all been consummated on January 1, 1997. The unaudited pro forma consolidated operating data are not necessarily indicative of the operating results that would have occurred had the above transactions occurred on January 1, 1997, nor are they necessarily indicative of the future operating results of Suiza. The summary unaudited pro forma consolidated balance sheet data as of September 30, 1998 gives effect to this offering and the use of the proceeds therefrom to repay outstanding indebtedness as if this offering had been consummated on September 30, 1998.

     The summary historical and pro forma consolidated financial data have been derived from and should be read in conjunction with "Selected Historical Consolidated Financial Data" and "Pro Forma Consolidated Financial Data" and notes thereto appearing elsewhere in this Prospectus, our audited consolidated financial statements and notes thereto, our unaudited interim consolidated financial statements and notes thereto and the separate audited financial statements and notes thereto of Dairy Fresh, Garelick, Land-O-Sun and Continental Can incorporated herein by reference.

                                             YEAR ENDED DECEMBER 31,                    NINE MONTHS ENDED SEPTEMBER 30,
                                --------------------------------------------------   -------------------------------------
                                   1995         1996         1997         1997          1997         1998         1998
                                ----------   ----------   ----------   -----------   ----------   ----------   -----------
                                                                       (PRO FORMA)                             (PRO FORMA)
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
OPERATING DATA:
  Net sales...................  $1,014,926   $1,207,565   $1,794,876   $3,089,440    $1,247,203   $2,329,345   $2,605,092
  Gross profit................     201,835      236,769      402,660      680,694       287,062      543,675      590,951
  Operating income(1).........      39,392       61,010       95,292      188,445        87,821      175,232      187,041
  Interest expense, net, and
    financing charges on
    preferred securities......      18,942       15,707       36,664       56,550        23,351       56,492       48,325
  Income from continuing
    operations(2).............      12,688       46,863       39,330       82,236        55,605       75,996       87,879
  Net income(3)...............       5,555       46,963       28,764                     54,757      104,533
  Net income applicable to
    Common Stock..............       5,251       46,661       28,464                     54,532      104,296
  Income from continuing
    operations per common
    share:
    Basic.....................        0.60         1.99         1.32         2.18          1.90         2.31         2.20
    Diluted...................        0.59         1.90         1.25         2.07          1.78         2.15         2.07
  Income per common share(3):
    Basic.....................        0.25         1.99         0.96                       1.87         3.18
    Diluted...................        0.25         1.91         0.91                       1.75         2.84
  Average common shares:
    Basic.....................  20,708,467   23,424,322   29,508,791   37,559,426    29,225,850   32,752,669   39,891,911
    Diluted...................  20,935,161   24,491,899   31,348,591   39,552,685    31,071,025   41,242,617   51,066,958
BALANCE SHEET DATA
  (AT END OF PERIOD):
  Total assets................  $  484,852   $  833,624   $1,403,462                              $2,766,167   $2,766,167
  Long-term debt(4)...........     265,749      455,880      828,569                                 878,376      597,136
  Mandatorily redeemable
    convertible trust issued
    preferred securities......          --           --           --                                 682,792      682,792
  Total stockholders'
    equity....................     111,909      213,854      359,310                                 645,818      927,058

------------------------------

(1) Includes pre-tax charges for merger, financing and other costs of $9.3 million, $0.6 million and $37.0 million for the years ended December 31, 1995, 1996 and 1997, respectively.

(2) Includes the after-tax effect of the charges for merger, financing and other costs discussed in footnote (1) of $8.6 million, $0.4 million and $34.7 million for the years ended December 31, 1995, 1996 and 1997, respectively, and the after-tax effect of the gains on the sale or recognition of Puerto Rico tax credits of $14.0 million, $9.6 million and $11.5 million for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1997, respectively; and excludes income (losses) from discontinued operations and extraordinary gains and losses discussed in footnote (3).

(3) Includes income (loss) from discontinued operations, net of taxes, of $1.3 million, $2.3 million, $0.7 million, $2.4 million and $(3.2) million for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively; extraordinary losses, net of taxes, from the early extinguishment of debt of $8.5 million, $2.2 million, $11.3 million, $3.3 million and $3.8 million for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively; and an extraordinary gain, net of taxes, of $35.5 million from the sale of Reddy Ice Corporation for the nine months ended September 30, 1998.

(4) Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.

                                  RISK FACTORS

     You should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing us. Additional risks that we do not yet know of or that we currently think are not material may also have an adverse effect on our business operations. If any of those risks or any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be adversely affected. In that case, the price of the Common Stock could decline, and you could lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this Prospectus, including "Selected Historical Consolidated Financial Data" and "Pro Forma Consolidated Financial Data" and notes thereto, our audited consolidated financial statements and notes thereto, our unaudited interim consolidated financial statements and notes thereto, the separate audited financial statements and notes of Dairy Fresh, Garelick, Land-O-Sun and Continental Can and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     This Prospectus contains or incorporates by reference certain forward-looking statements. These statements refer to future events affecting our business, financial condition, results of operations or prospects. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual performance or results to be materially and adversely different from any performance or results expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "anticipates", "plans", "believes", "estimates", "intends", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions, and in evaluating those statements, you should specifically consider the risks outlined below. Actual performance or results may differ materially. We are under no duty to update any of the forward-looking statements after the date of this Prospectus to conform these statements to actual performance or results.

          WE MAY HAVE DIFFICULTIES EXECUTING OUR ACQUISITION STRATEGY

     We intend to expand our dairy and packaging businesses primarily through acquisitions. Our ability to expand through acquisitions is subject to various risks, including:

     - increased competition for acquisitions

     - higher acquisition prices

     - fewer suitable acquisition candidates

     - limitations on our capital resources to complete acquisitions

     - inability to enter into definitive agreements for desired acquisitions

     - inability to complete desired acquisitions

     - increased antitrust constraints on our proposed acquisitions and acquisition strategy

Federal antitrust authorities have reviewed or are reviewing in detail several of our recent proposed acquisitions. We cannot predict whether these authorities will approve, or what conditions they may impose upon, pending or future acquisitions.

                       WE MAY HAVE DIFFICULTIES MANAGING
                                   OUR GROWTH

     We have expanded our operations rapidly in recent years and intend to continue this expansion. This rapid growth places a significant demand on our management and our financial and operational resources. Our growth strategy is subject to various risks, including:

     - inability on our part to successfully integrate or operate acquired businesses

     - inability to retain key customers of acquired businesses

     - inability to realize or delays in realizing economies of scale and operating efficiencies from acquired businesses

The integration of businesses we have acquired or may acquire in the future may also require us to invest more capital than we expected or require more time and effort by management than we expected.

                    WE OPERATE IN HIGHLY COMPETITIVE MARKETS

     Our dairy and packaging businesses are subject to significant competition.

     We compete in the dairy business on the basis of a number of factors including service, price, brand recognition, quality and breadth of product line. Our principal competitors are national and regional dairy products companies and national food service distributors that operate in our markets. Certain of our competitors are large and well capitalized and have greater financial, operational and marketing resources than we do.

     The dairy industry has excess capacity and has been consolidating for many years. This excess capacity is the result of improved manufacturing techniques, the establishment of captive dairy operations by large grocery retailers and limited growth in the demand for fresh milk products. Excess production capacity in our markets can result in lower prices for our products.

     We compete in the packaging business on the basis of a number of factors, including price, quality and service. Our principal competitors in this business are larger independent manufacturing companies and vertically integrated food and industrial companies that operate captive plastic packaging manufacturing facilities. Many of our competitors are larger and better capitalized than we are and have greater resources than we do.

     We could be adversely affected by any expansion of capacity by our existing competitors or by new entrants in our dairy or packaging markets. We expect to encounter additional competition as we enter new markets.

WE HAVE SUBSTANTIAL INDEBTEDNESS AND OTHER OBLIGATIONS AND MAY INCUR ADDITIONAL
                                  INDEBTEDNESS

     As of September 30, 1998, we had substantial indebtedness and other obligations, including:

     - $878.4 million of indebtedness (including $648 million under our senior credit facility, $26.2 million under our subsidiary lines of credit and $204.2 million of subsidiary debt obligations). In addition, $23 million of letters of credit secured by the senior credit facility were issued but undrawn

     - $682.8 million of 5.0% Preferred Securities and 5.5% Preferred Securities

Those amounts compare to our stockholders' equity of $645.8 million as of September 30, 1998.

     Under our senior credit facility, we can incur substantial amounts of additional indebtedness in the future. On a pro forma basis as of September 30, 1998 after giving effect to this offering, we would have been able to borrow an additional $610 million under our senior credit facility. We have pledged the stock of certain subsidiaries to secure this facility and the assets of other subsidiaries to secure other indebtedness. The senior credit facility and related debt service obligations:

     - limit our ability to obtain additional financing in the future

     - require us to dedicate a significant portion of our cash flow to the payment of principal and interest on our indebtedness (which reduces the funds we have available for other purposes)

     - limit our flexibility in planning for, or reacting to, changes in our business and market conditions

     - impose on us additional financial and operational restrictions

     Our ability to make scheduled payments on our indebtedness and other financial obligations depends on our financial and operating performance. Our financial and operating performance is subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. If we do not comply with the financial and other restrictive covenants under our senior credit facility, we may default under this facility. Upon default, our lenders could accelerate the indebtedness under this facility, foreclose against their collateral or seek other remedies.

     We periodically enter into various interest hedging agreements to manage our exposure to interest rate fluctuations under our floating rate indebtedness. These agreements could result in higher interest rates, increased interest expense or charges for fluctuations in the market values of these hedges.

                     OUR RAW MATERIAL COSTS COULD INCREASE

     The most important raw materials that we use in our operations are raw milk, cream (including butterfat) and high density polyethylene resin. The prices of these materials increase and decrease depending on supply and demand and, in some cases, governmental regulation. Volatility in the cost of our raw materials may adversely affect our performance.

     Pursuant to the Federal Milk Marketing Order program, the federal government and several state agencies establish minimum regional prices paid to producers for raw milk. In 1996, the U.S. Congress passed legislation to phase out the Federal Milk Marketing Order program. This program is currently scheduled to be phased out by October 1999. The U.S. Department of Agriculture has also recently proposed changes to this program, including changes in pricing classifications for certain dairy products. We do not know whether the Department of Agriculture will adopt its proposed changes in their current or another form, and we do not know what effect any final changes or the termination of this federal program will have on the market for dairy products. In addition, various states have adopted or are considering adopting compacts among milk producers, which would establish minimum prices paid by milk processors, including us, to raw milk producers. We do not know whether new compacts will be adopted or the extent to which these compacts would affect the prices we pay for milk.

            WE COULD BE ADVERSELY AFFECTED BY CHANGES IN REGULATIONS

     As a manufacturer and distributor of food products, we are subject to federal, state and local laws and regulations relating to:

     - food quality

     - manufacturing standards

     - labeling

     - packaging

The United States Food and Drug Administration and various state and local agencies enforce these laws and regulations. An actual or alleged problem with the quality or safety of products at any of our facilities could result in:

     - product withdrawals

     - product recalls

     - negative publicity

     - temporary plant closings

     - substantial costs of compliance

     Our operations are subject to other federal, foreign, state and local governmental regulation, including laws and regulations relating to occupational health and safety, labor, discrimination and other matters. We cannot be certain what effect any material changes in these laws and regulations could have on our business.

                 WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS

     We sell food products for human consumption, which involves risks such as:

     - product contamination or spoilage

     - product tampering

     - other adulteration of food products

Consumption of an adulterated, contaminated or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverages.

           LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

     Our success depends to a large extent on the skills, experience and performance of our executive management. The loss of one or more of these persons could hurt our business. We do not maintain key man life insurance on any of our executive officers or directors.

   A SPIN-OFF OR SALE OF OUR PACKAGING BUSINESS COULD AFFECT OUR STOCK PRICE

     We are considering strategic alternatives with respect to our packaging business. We cannot predict how any partial or complete spin-off or sale of this business, or how a decision to retain and expand this business, could affect the market price of our Common Stock.

                    WE MAY BE AFFECTED BY YEAR 2000 PROBLEMS

     We are in the process of addressing our Year 2000 computer problem. If we do not complete the necessary systems modifications on a timely basis or if important service providers, suppliers or customers are unable to resolve their Year 2000 issues in a timely manner, we could be adversely affected.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW
                         COULD DETER TAKEOVER ATTEMPTS

     Some provisions in our Certificate of Incorporation and Bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any such transaction as being in their best interests since the transaction could result in a higher stock price than the current market price for our Common Stock. Among other things, our Certificate and Bylaws:

     - authorize our Board of Directors to issue preferred stock in series with the terms of each series to be fixed by our Board of Directors

     - divide our Board of Directors into three classes so that only approximately one-third of the total number of directors is elected each year

     - permit directors to be removed only for cause

     - specify advance notice requirements for stockholder proposals and director nominations

     In addition, with certain exceptions, Section 203 of the Delaware General Corporation Law restricts mergers and other business combinations between us and any holder that acquires 15% or more of our voting stock.

     We also have a stockholder rights plan. Under this plan, after the occurrence of specified events, our stockholders will be able to buy stock from us or our successor at reduced prices. These rights do not extend, however, to persons participating in takeover attempts without the consent of our Board of Directors. Accordingly, this plan could delay, defer, make more difficult or prevent a change of control.

                  WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS

     We, like others in similar businesses, are subject to a variety of federal, foreign, state and local environmental, health and safety laws and regulations including, but not limited to, those regulating waste water and stormwater, air emissions, storage tanks and hazardous materials. We believe that we are in material compliance with these laws and regulations. Future developments, including increasingly stringent regulations, could require us to make currently unforeseen environmental expenditures.

                      AVAILABILITY OF SIGNIFICANT AMOUNTS
                         OF COMMON STOCK FOR SALE COULD
                       ADVERSELY AFFECT OUR MARKET PRICE

     Upon completion of this offering, Suiza will have 39,591,784 shares of Common Stock outstanding. The 6,000,000 shares of Common Stock offered hereby will be eligible for immediate resale in the public market without restriction, unless any of these shares are acquired by one or more of our affiliates.

     In addition to the shares outstanding upon completion of this offering, as of December 31, 1998 there were additional shares of Common Stock that may be available for resale in the public market, including:

     - 3,157,268 shares of Common Stock under stock options that were exercisable as of December 31, 1998

     - 1,560,105 shares of Common Stock under stock options that have been granted and may become exercisable in the future

     - 9,096,303 shares of Common Stock issuable upon conversion of the 5.0% Preferred Securities and 5.5% Preferred Securities

     - 900,000 shares of Common Stock issuable pursuant to the underwriters' over-allotment option in this offering

     We believe that substantially all of these shares of Common Stock will be freely tradable under the federal securities laws following this offering, subject to limitations. These limitations include vesting provisions in option and restricted stock agreements, restrictions pursuant to lock-up agreements, and volume and manner of sale restrictions under Rule 144 of the Securities Act. The future sale of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

     As of December 31, 1998, our directors and executive officers held approximately 8.26% of the outstanding Common Stock and 1,116,055 shares of Common Stock subject to stock options. We and our directors and executive officers will execute lock-up agreements that limit our and their ability, subject to certain exceptions, to sell Common Stock. These stockholders and we will agree not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written approval of Goldman, Sachs & Co. and us. Goldman, Sachs & Co. and we may, in our discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

                                USE OF PROCEEDS

     Suiza estimates that the net proceeds from this offering (after deducting estimated expenses) will be approximately $281 million (or $324 million assuming full exercise of the underwriters' over-allotment option). Suiza plans to use the net proceeds of this offering to repay a portion of its outstanding indebtedness under its senior credit facility. This facility provides for revolving loans of up to $1 billion to Suiza. As of September 30, 1998, the outstanding indebtedness under this facility was $648 million (excluding $23 million of issued but undrawn letters of credit). As of January 4, 1999, the outstanding indebtedness under this facility was $724 million (excluding $16 million of issued but undrawn letters of credit). On a pro forma basis as of September 30, 1998, upon application of the net proceeds of this offering to repay indebtedness under this facility, Suiza would have had $610 million of available credit under its senior credit facility. Suiza is able to borrow all or a portion of its available credit under its senior credit facility to fund acquisitions and for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Debt Obligations".

     As of September 30, 1998, borrowings by Suiza under its senior credit facility accrued interest at a floating rate of approximately 7%. Suiza has used borrowings under its senior credit facility to fund acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                          PRICE RANGE OF COMMON STOCK

     Our Common Stock began trading on the Nasdaq Stock Market's National Market ("Nasdaq") on April 17, 1996. Effective March 5, 1997, the Common Stock began trading on the New York Stock Exchange, Inc. (the "NYSE"). The following table sets forth, for the periods from April 17, 1996 to January 6, 1999, the high and low sales prices of the Common Stock as quoted on Nasdaq and the NYSE, as applicable. On January 6, 1999, the last reported sale price of the Common Stock on the NYSE was $48.50 per share. At December 31, 1998, there were approximately 402 recordholders of Common Stock.

                                                              HIGH       LOW
                                                              ----       ---
1996
  Second Quarter (commencing April 17, 1996)................  $19 1/4    $14
  Third Quarter.............................................   17 3/4     15 3/4
  Fourth Quarter............................................   20 3/4     16 3/4
1997
  First Quarter.............................................   29 1/4     19 1/2
  Second Quarter............................................   42         24 3/4
  Third Quarter.............................................   57 1/2     39 1/8
  Fourth Quarter............................................   62 1/2     43 1/2
1998
  First Quarter.............................................   67         55
  Second Quarter............................................   63         53 5/16
  Third Quarter.............................................   61 1/4     26 1/2
  Fourth Quarter............................................   51 5/8     25 11/16
1999
  First Quarter (through January 6, 1999)...................   50 1/4     48 1/8

                          COMMON STOCK DIVIDEND POLICY

     Suiza has never declared or paid a cash dividend on its Common Stock. Suiza intends to retain all earnings to cover working capital requirements and to fund capital expenditures, scheduled debt repayments and acquisitions. Suiza does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                 CAPITALIZATION

     The following table sets forth the capitalization of Suiza as of September 30, 1998: (i) on an actual basis and (ii) on a pro forma basis, as adjusted to give effect to this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds". This table should be read in conjunction with Suiza's financial statements and notes and the more detailed information appearing elsewhere in, or incorporated by reference in, this Prospectus.

                                                              AS OF SEPTEMBER 30, 1998
                                                              -------------------------
                                                                ACTUAL       PRO FORMA
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Subsidiary lines of credit and current portion of long-term
  debt......................................................  $   47,413    $   47,413
                                                              ==========    ==========
Long-term debt, net of current portion:
  Senior credit facility(1).................................  $  648,000    $  366,760
  Subsidiary debt obligations...............................     182,963       182,963
                                                              ----------    ----------
     Total long-term debt...................................     830,963       549,723
5.0% Preferred Securities and 5.5% Preferred Securities.....     682,792       682,792
Stockholders' equity:
  Common Stock, $.01 par value, 500,000,000 shares
     authorized:
     33,992,672 actual shares outstanding(2); 39,992,672 pro
      forma shares outstanding..............................         350           410
  Additional paid-in capital................................     488,135       769,315
  Retained earnings.........................................     187,721       187,721
  Treasury stock............................................     (30,388)      (30,388)
                                                              ----------    ----------
     Total stockholders' equity.............................     645,818       927,058
                                                              ----------    ----------
          Total capitalization..............................  $2,159,573    $2,159,573
                                                              ==========    ==========

------------------------------

(1) As of January 4, 1999, Suiza's outstanding borrowings under its senior credit facility were approximately $724 million (excluding $16 million of issued but undrawn letters of credit).

(2) Excludes: (a) 1,000,000 shares held in treasury; (b) 900,000 shares of Common Stock issuable pursuant to the underwriters' over-allotment option;
    (c) 4,742,611 shares of Common Stock subject to options outstanding as of September 30, 1998 at a weighted average exercise price of $30.36 per share, of which 3,198,479 were exercisable as of that date; (d) 1,428,571 shares of Common Stock issuable upon conversion of the 5.0% Preferred Securities, which are convertible at a conversion price of $70.00 per share; and (e) 7,667,732 shares of Common Stock issuable upon conversion of the 5.5% Preferred Securities, which are convertible at a conversion price of $78.25 per share. As of December 31, 1998, Suiza had retired all its treasury stock, including an additional 510,400 shares of Common Stock acquired by Suiza since September 30, 1998.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated financial data is based on adjustments to the historical consolidated balance sheet and related consolidated statements of income of Suiza. The unaudited pro forma consolidated statements of income for the year ended December 31, 1997 and the nine months ended September 30, 1998 give effect to (i) the completed acquisitions by Suiza of Dairy Fresh on July 1, 1997, Garelick on July 31, 1997, Land-O-Sun on February 20, 1998, which was partially funded through the issuance of $100 million of 5.0% Preferred Securities, and Continental Can on May 29, 1998, all of which have been accounted for using the purchase method of accounting, (ii) the offering of $600 million of 5.5% Preferred Securities on March 24, 1998 and the use of the proceeds therefrom to repay outstanding indebtedness and (iii) this offering and the use of the proceeds therefrom to repay outstanding indebtedness, as if these transactions had all been consummated on January 1, 1997. The unaudited pro forma consolidated income statement data are not necessarily indicative of the operating results that would have occurred had the above transactions occurred on January 1, 1997, nor are they necessarily indicative of the future operating results of Suiza.

     The unaudited pro forma consolidated balance sheet as of September 30, 1998 gives effect to the proposed issuance of 6,000,000 shares of Common Stock in this offering and the use of the proceeds therefrom to repay outstanding debt, as if this offering had been consummated on September 30, 1998. There is no pro forma consolidated balance sheet effect of the completed acquisitions by Suiza, since these acquisitions were completed prior to September 30, 1998 and, as a result, their balance sheets are already included in the historical consolidated balance sheet of Suiza as of that date. There is also no pro forma consolidated balance sheet effect of the offering of the 5.5% Preferred Securities, since this offering was completed prior to September 30, 1998 and, as a result, the use of the related proceeds to repay outstanding indebtedness is already included in the historical consolidated balance sheet of Suiza as of that date.

     The unaudited pro forma consolidated financial data should be read in conjunction with "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and Suiza's audited consolidated financial statements and notes thereto, Suiza's unaudited interim consolidated financial statements and notes thereto and the separate audited financial statements and notes thereto of Dairy Fresh, Garelick, Land-O-Sun and Continental Can incorporated herein by reference.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1997

                                                        1997
                                                      ACQUIRED      CONTINENTAL
                                         SUIZA      BUSINESSES(a)       CAN       LAND-O-SUN   ADJUSTMENTS         PRO FORMA
                                       ----------   -------------   -----------   ----------   -----------         ----------
                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
 Net sales...........................  $1,794,876     $284,285       $546,284      $463,995     $     --           $3,089,440
 Cost of sales.......................   1,392,216      222,046        456,998       341,608       (4,122)(b)(c)     2,408,746
                                       ----------     --------       --------      --------     --------           ----------
 Gross profit........................     402,660       62,239         89,286       122,387        4,122              680,694
 Operating expenses:
   Selling, distribution and
     administrative..................     255,449       32,613         55,941        88,964       (7,220)(b)(c)(d)    425,747
   Amortization of intangibles.......      14,916        1,257          1,858           633       10,835(e)            29,499
   Merger and other costs............      37,003           --             --            --           --               37,003
                                       ----------     --------       --------      --------     --------           ----------
         Total operating expenses....     307,368       33,870         57,799        89,597        3,615              492,249
                                       ----------     --------       --------      --------     --------           ----------
 Operating income....................      95,292       28,369         31,487        32,790          507              188,445
 Other (income) expense:
   Interest expense, net.............      36,664        3,753         15,965         4,319      (44,134)(f)(g)(h)     16,567
   Financing charges on the preferred
     securities......................          --           --             --            --       39,983(g)            39,983
   Other (income) expense............     (24,077)         (18)           438            --           --              (23,657)
                                       ----------     --------       --------      --------     --------           ----------
         Total other.................      12,587        3,735         16,403         4,319       (4,151)              32,893
                                       ----------     --------       --------      --------     --------           ----------
 Income before income taxes..........      82,705       24,634         15,084        28,471        4,658              155,552
 Income taxes........................      43,375          787          3,850            --       25,120(i)            73,132
                                       ----------     --------       --------      --------     --------           ----------
 Income before minority interest.....      39,330       23,847         11,234        28,471      (20,462)              82,420
 Minority interest...................          --           --          3,248            --       (3,064)(j)              184
                                       ----------     --------       --------      --------     --------           ----------
 Income from continuing operations...  $   39,330     $ 23,847       $  7,986      $ 28,471     $(17,398)          $   82,236
                                       ==========     ========       ========      ========     ========           ==========
 Income from continuing operations
   applicable to common shares.......  $   39,030     $ 23,847       $  7,986      $ 28,471     $(17,398)          $   81,936
                                       ==========     ========       ========      ========     ========           ==========
 Income per common share from
   continuing operations:
   Basic.............................  $     1.32                                                                  $     2.18
                                       ==========                                                                  ==========
   Diluted...........................  $     1.25                                                                  $     2.07
                                       ==========                                                                  ==========
 Average common shares:
   Basic.............................  29,508,791                                                                  37,559,426
                                       ==========                                                                  ==========
   Diluted...........................  31,348,591                                                                  39,552,685
                                       ==========                                                                  ==========

------------------------------

(a) The "1997 Acquired Businesses" includes the pre-acquisition results of operations for Suiza's 1997 acquisition of Dairy Fresh for the six months ended June 30, 1997 and Garelick for the seven months ended July 31, 1997.

(b) Pro forma adjustments to eliminate the excess of historical depreciation expense of the 1997 Acquired Businesses, Land-O-Sun and Continental Can over the depreciation of the fair value of property and equipment, which resulted in a decrease of approximately $3.5 million and $0.8 million in amounts charged to cost of sales and selling, distribution and administrative expense, respectively.

(c) Pro forma adjustment to reduce Continental Can's employee benefits and other expenses due to the adjustments to the fair value of the related employee benefits and other liabilities at the acquisition date, resulting in an estimated reduction of historical cost of sales and selling, distribution and administrative costs of approximately $0.6 million and $0.1 million, respectively.

(d) Pro forma adjustments to eliminate the salaries and benefits paid primarily to former shareholders and officers of the 1997 Acquired Businesses, Land-O-Sun and Continental

     Can, whose employment was either terminated or salaries were reduced in contemplation of the purchase transaction, along with the elimination of certain related party expenses of the 1997 Acquired Businesses and Land-O-Sun, pursuant to an agreement with such related parties at acquisition date, resulting in a reduction of historical selling, distribution and administrative costs for the 1997 Acquired Businesses, Land-O-Sun and Continental Can of approximately $1.3 million, $2.0 million and $3.0 million, respectively.

(e) Amortization of goodwill and other intangibles, over the following amortization periods, in excess of historical amounts, as follows (dollars in thousands):

                                        1997
                                      ACQUIRED    CONTINENTAL
                             LIFE    BUSINESSES       CAN       LAND-O-SUN    TOTAL
                             -----   ----------   -----------   ----------   -------
Organization costs.........      5     $    5       $   --        $   --     $     5
Tradenames.................  25-40        233           --            --         233
Goodwill...................     40      2,770        2,002         5,825      10,597
                                       ------       ------        ------     -------
                                       $3,008       $2,002        $5,825     $10,835
                                       ======       ======        ======     =======

(f) Pro forma adjustment to interest expense on the average outstanding balance of floating rate debt borrowings under Suiza's senior credit facility used to fund the purchases of the 1997 Acquired Businesses and a portion of the purchase price for Land-O-Sun, at an assumed interest rate of 7.25%, net of the reduction in interest expense due to the refinancing of Land-O-Sun's existing debt at the acquisition date, along with the reduction of interest expense for Continental Can's fixed rate debt to a current market yield of 7.75%, as follows (in thousands):

1997 Acquired Businesses....................................   $11,569
Land-O-Sun..................................................     8,809
Continental Can.............................................    (1,891)
                                                               -------
          Total.............................................   $18,487
                                                               =======

     The effect of a 0.125% change in the interest rate on the new floating rate borrowings to fund the purchases of the 1997 Acquired Businesses and Land-O-Sun, would have resulted in a change in the pro forma interest expense adjustment of approximately $0.4 million.

(g) Pro forma financing charges on the $100 million of 5.0% Preferred Securities and the $20 million of 7% preferred interests issued to the sellers in the Land-O-Sun acquisition, along with the pro forma adjustment to reduce interest expense by approximately $42.2 million from the use of the proceeds of the 5.5% Preferred Securities offering to repay amounts outstanding under Suiza's senior credit facility at an assumed interest rate of 7.25%, and the related pro forma financing charges, including the accretion of the issue discount on the 5.5% Preferred Securities over the term of the securities (in thousands).

                                                      5.5% PREFERRED
                                         LAND-O-SUN     SECURITIES      TOTAL
                                         ----------   --------------   --------
Interest expense.......................    $   --        $(42,231)     $(42,231)
Financing charges on preferred
  securities...........................     5,000          33,583        38,583
Land-O-Sun minority interest charge....     1,400              --         1,400
                                           ------        --------      --------
          Total........................    $6,400        $ (8,648)     $ (2,248)
                                           ======        ========      ========

(h) Pro forma reduction in interest expense of approximately $20.4 million at an assumed interest rate of 7.25% due to repayment of a portion of the senior credit facility from the proceeds of this offering.

(i) Pro forma adjustment to reflect pro forma income taxes at the estimated effective tax rate of 40% for the 1997 Acquired Businesses, 38.5% for Land-O-Sun, 40% for Continental Can, excluding the effects of non-deductible goodwill, and 38% for the pro forma effect of the 5.5% Preferred Securities offering and this offering (in thousands):

1997 Acquired Businesses....................................   $ 4,526
Land-O-Sun..................................................     4,210
Continental Can.............................................     5,350
5.5% Preferred Securities...................................     3,286
This offering...............................................     7,748
                                                               -------
          Total.............................................   $25,120
                                                               =======

(j) Pro forma adjustment of approximately $3.1 million to adjust the minority interest charge to reflect the purchase of substantially all of the outstanding minority owned shares of Continental Can's subsidiaries for cash immediately prior to the Continental Can acquisition.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                      CONTINENTAL
                                           SUIZA        CAN(a)      LAND-O-SUN(a)   ADJUSTMENTS           PRO FORMA
                                         ----------   -----------   -------------   -----------           ----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales..............................  $2,329,345    $210,411        $65,336       $     --             $2,605,092
Cost of sales..........................   1,785,670     178,265         50,980           (774)(b)(c)       2,014,141
                                         ----------    --------        -------       --------             ----------
Gross profit...........................     543,675      32,146         14,356            774                590,951
Operating expenses:
  Selling, distribution and
    administrative.....................     346,314      22,486         16,771         (6,259)(b)(c)(d)      379,312
  Amortization of intangibles..........      22,129         774            398          1,297(e)              24,598
  Merger and other costs...............          --       2,100             --         (2,100)(c)                 --
                                         ----------    --------        -------       --------             ----------
        Total operating expenses.......     368,443      25,360         17,169         (7,062)               403,910
                                         ----------    --------        -------       --------             ----------
Operating income (loss)................     175,232       6,786         (2,813)         7,836                187,041
Other (income) expense:
  Interest expense, net................      35,951       6,552            953        (24,962)(f)(g)(h)       18,494
  Financing charges on preferred
    securities.........................      20,541          --             --          9,290(g)              29,831
  Other (income) expense...............      (2,362)         40              9             --                 (2,313)
                                         ----------    --------        -------       --------             ----------
        Total other....................      54,130       6,592            962        (15,672)                46,012
                                         ----------    --------        -------       --------             ----------
Income before income taxes.............     121,102         194         (3,775)        23,508                141,029
Income taxes...........................      43,978        (232)            --          8,226(i)              51,972
                                         ----------    --------        -------       --------             ----------
Income before minority interest........      77,124         426         (3,775)        15,282                 89,057
Minority interest......................       1,128         615             --           (565)(j)              1,178
                                         ----------    --------        -------       --------             ----------
Income (loss) from continuing
  operations...........................  $   75,996    $   (189)       $(3,775)      $ 15,847             $   87,879
                                         ==========    ========        =======       ========             ==========
Income (loss) from continuing
  operations applicable to common
  shares...............................  $   75,759    $   (189)       $(3,775)      $ 15,847             $   87,642
                                         ==========    ========        =======       ========             ==========
Income per common share from continuing
  operations:
  Basic................................  $     2.31                                                       $     2.20
                                         ==========                                                       ==========
  Diluted..............................  $     2.15                                                       $     2.07
                                         ==========                                                       ==========
Average common shares:
  Basic................................  32,752,669                                                       39,891,911
                                         ==========                                                       ==========
  Diluted..............................  41,242,617                                                       51,066,958
                                         ==========                                                       ==========

------------------------------

(a) Includes the pre-acquisition results of operations of Suiza's acquisitions of Land-O-Sun for the two months ended February 20, 1998 and Continental Can for the five months ended May 29, 1998.

(b) Pro forma adjustments to eliminate the excess of historical depreciation expense of Land-O-Sun and Continental Can over the depreciation of the fair value of property and equipment, which resulted in a decrease of approximately $0.5 million and $0.1 million in amounts charged to cost of sales and selling, distribution and administrative expense, respectively.

(c) Pro forma adjustment to reduce Continental Can's employee benefits and other expenses due to the adjustments to the fair value of the related employee benefits and other liabilities at acquisition date, resulting in an estimated reduction of historical cost of sales and selling, distribution and administrative costs of approximately $0.3 million and $0.1 million, respectively, along with the elimination of $2.1 million of merger costs related to the acquisition, which were expensed by Continental Can.

(d) Pro forma adjustments to eliminate salaries and benefits paid primarily to former shareholders and officers of Land-O-Sun and Continental Can, whose employment was either terminated or salaries were reduced in contemplation of the purchase transaction, along with the elimination of special acquisition stay bonuses paid to certain key officers of Land-O-Sun and the elimination of certain related party expenses of Land-O-Sun pursuant to an agreement with such related parties at acquisition date, resulting in a reduction of historical selling, distribution and administrative costs for Land-O-Sun and Continental Can of approximately $4.9 million and $1.3 million, respectively.

(e) Pro forma adjustment for the amortization of goodwill, over a 40 year life, in excess of historical amounts, resulting in increases in the charges for amortization of intangibles for Continental Can and Land-O-Sun of approximately $0.8 million and $0.5 million, respectively.

(f) Pro forma adjustment to interest expense on the average outstanding balance of floating rate debt borrowings under Suiza's senior credit facility used to fund a portion of the purchase price for Land-O-Sun, at an assumed interest rate of 7%, net of the reduction in interest expense due to the refinancing of Land-O-Sun's existing debt at the acquisition date, along with the reduction of interest expense for Continental Can's fixed rate debt to a current market yield of 7.75%, as follows (in thousands):

Land-O-Sun..................................................  $ 818
Continental Can.............................................   (821)
                                                              -----
          Total.............................................  $  (3)
                                                              =====

    The effect of a 0.125% change in the interest rate on the new floating rate borrowings to fund the purchase of Land-O-Sun would have resulted in no material change in the pro forma interest expense adjustment.

(g) Pro forma financing charges on the $100 million of the 5.0% Preferred Securities and the $20 million of 7% preferred interests issued to the sellers in the Land-O-Sun acquisition, along with the pro forma adjustment to reduce interest expense by approximately $10.2 million from the use of the proceeds of the 5.5% Preferred Securities offering to repay amounts outstanding under Suiza's senior credit facility at an assumed interest rate of 7.0%, and the related pro forma financing charges, including the accretion of the issue discount on the 5.5% Preferred Securities over the term of the securities (in thousands):

                                                            5.5%
                                                         PREFERRED
                                            LAND-O-SUN   SECURITIES    TOTAL
                                            ----------   ----------   --------
Interest expense..........................     $ --       $(10,194)   $(10,194)
Financing charges on preferred
  securities..............................      699          8,396       9,095
Land-O-Sun minority interest charge.......      195             --         195
                                               ----       --------    --------
          Total...........................     $894       $ (1,798)   $   (904)
                                               ====       ========    ========

(h) Pro forma reduction in interest expense of approximately $14.8 million at an assumed interest rate of 7% due to repayment of a portion of the senior credit facility from the proceeds of this offering.

(i) Pro forma adjustment to reflect pro forma income taxes at the estimated effective tax rate of 38.5% for Land-O-Sun, 40% for Continental Can, excluding the effects of non-deductible goodwill, and 38% for the pro forma effect of the 5.5% Preferred Securities offering and this offering (in thousands):

Land-O-Sun..................................................  $ (407)
Continental Can.............................................   2,339
5.5% Preferred Securities...................................     683
This offering...............................................   5,611
                                                              ------
          Total.............................................  $8,226
                                                              ======

(j) Pro forma adjustment of approximately $0.6 million to adjust the minority interest charge to reflect the purchase of substantially all of the outstanding minority owned shares of Continental Can's subsidiaries for cash immediately prior to the Continental Can acquisition.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1998

                                           Assets
                                                     SUIZA       ADJUSTMENTS       PRO FORMA
                                                   ----------   --------------     ----------
                                                                (IN THOUSANDS)
Current Assets:
  Cash and cash equivalents......................  $   32,073                      $   32,073
  Temporary investments..........................      27,395                          27,395
  Accounts receivable............................     411,240                         411,240
  Inventories....................................     221,619                         221,619
  Prepaid expenses and other.....................      17,065                          17,065
  Refundable income taxes........................      19,083                          19,083
  Deferred income taxes..........................       6,617                           6,617
                                                   ----------                      ----------
          Total current assets...................     735,092                         735,092
Property and equipment, net......................     746,438                         746,438
Deferred income taxes............................       2,527                           2,527
Intangible and other assets......................   1,282,110                       1,282,110
                                                   ----------                      ----------
          Total..................................  $2,766,167                      $2,766,167
                                                   ==========                      ==========

                            Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable and accrued expenses..........  $  446,589                      $  446,589
  Income taxes payable...........................      10,085                          10,085
  Lines of credit and current portion of
     long-term debt..............................      47,413                          47,413
                                                   ----------                      ----------
          Total current liabilities..............     504,087                         504,087
Long-term debt...................................     830,963     $(281,240)(a)       549,723
Other liabilities................................      62,473                          62,473
Deferred income taxes............................      15,241                          15,241
Minority interest................................      24,793                          24,793
Company-obligated mandatorily redeemable
  convertible preferred securities of
  subsidiaries...................................     682,792                         682,792
Stockholders' Equity:
  Common stock...................................         350            60(a)            410
  Additional paid-in capital.....................     488,135       281,180(a)        769,315
  Retained earnings..............................     187,721                         187,721
  Treasury stock.................................     (30,388)                        (30,388)
                                                   ----------     ---------        ----------
          Total stockholders' equity.............     645,818       281,240           927,058
                                                   ----------     ---------        ----------
          Total..................................  $2,766,167     $      --        $2,766,167
                                                   ==========     =========        ==========

------------------------------

(a) To reflect $281 million in estimated net proceeds from the issuance of 6,000,000 shares of Common Stock at an assumed public offering price of $49.00 per share, which is to be used to repay amounts outstanding under the senior credit facility.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table presents selected historical consolidated financial data of Suiza for each of the five years in the period ended December 31, 1997, which have been derived from Suiza's audited consolidated financial statements. The selected historical consolidated financial data for the nine months ended September 30, 1997 and 1998 are unaudited, and in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the financial results for such periods. The selected historical consolidated financial data do not purport to indicate results of operations as of any future date or for any future period. The selected historical consolidated financial data have been derived from and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and Suiza's audited consolidated financial statements and notes thereto, Suiza's unaudited interim consolidated financial statements and notes thereto and the separate audited financial statements and notes thereto of Dairy Fresh, Garelick, Land-O-Sun and Continental Can incorporated herein by reference.

                                                                                                     NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                 --------------------------------------------------------------   -----------------------
                                    1993         1994         1995         1996         1997         1997         1998
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                        (UNAUDITED)
OPERATING DATA:
  Net sales....................  $  579,276   $  891,165   $1,014,926   $1,207,565   $1,794,876   $1,247,203   $2,329,345
  Cost of sales................     471,622      710,175      813,091      970,796    1,392,216      960,141    1,785,670
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit.................     107,654      180,990      201,835      236,769      402,660      287,062      543,675
  Operating costs and expenses:
  Selling and distribution.....      60,110       99,877      107,885      123,161      197,147      145,615      267,347
  General and administrative...      23,893       34,903       39,649       44,352       58,302       43,549       78,967
  Amortization of
    intangibles................       4,109        5,378        5,609        7,675       14,916       10,077       22,129
  Restructuring charges........       7,100           --           --           --           --           --           --
  Merger and other costs.......          --          832        9,300          571       37,003           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total operating costs and
    expenses...................      95,212      140,990      162,443      175,759      307,368      199,241      368,443
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating income.............      12,442       40,000       39,392       61,010       95,292       87,821      175,232
  Other (income) expense:
    Interest expense, net......       6,266       16,855       18,942       15,707       36,664       23,351       35,951
    Financing charges on
      preferred securities.....          --           --           --           --           --           --       20,541
    Other income, net..........      (1,406)      (1,422)      (2,241)      (4,499)     (24,077)     (20,114)      (2,362)
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total other expense........       4,860       15,433       16,701       11,208       12,587        3,237       54,130
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from continuing
    operations before income
    taxes and minority
    interests..................       7,582       24,567       22,691       49,802       82,705       84,584      121,102
  Income taxes.................       2,185        7,452       10,003        2,939       43,375       28,979       43,978
  Minority interest............          --           --           --           --           --           --        1,128
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from continuing
    operations.................       5,397       17,115       12,688       46,863       39,330       55,605       75,996
  Income (loss) from
    discontinued operations....       1,730        1,745        1,329        2,315          717        2,422       (3,161)
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before cumulative
    effect of change in
    accounting and
    extraordinary items........       7,127       18,860       14,017       49,178       40,047       58,027       72,835
  Cumulative effect of change
    in accounting..............          --       (2,272)          --           --           --           --           --
  Extraordinary gain (loss)....        (164)        (197)      (8,462)      (2,215)     (11,283)      (3,270)      31,698
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income...................  $    6,963   $   16,391   $    5,555   $   46,963   $   28,764   $   54,757   $  104,533
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Net income applicable to
    Common stock...............  $    6,963   $   16,391   $    5,251   $   46,661   $   28,464   $   54,532   $  104,296
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                     NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                 --------------------------------------------------------------   -----------------------
                                    1993         1994         1995         1996         1997         1997         1998
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                        (UNAUDITED)
  Basic income per common
    share:
    Income from continuing
      operations...............  $     0.30   $     0.78   $     0.60   $     1.99   $     1.32   $     1.90   $     2.31
    Income (loss) from
      discontinued
      operations...............        0.09         0.08         0.06         0.10         0.02         0.08        (0.10)
    Cumulative effect of
      accounting change........          --        (0.10)          --           --           --           --           --
    Extraordinary gain
      (loss)...................       (0.01)       (0.01)       (0.41)       (0.10)       (0.38)       (0.11)        0.97
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income.................  $     0.38   $     0.75   $     0.25   $     1.99   $     0.96   $     1.87   $     3.18
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted income per common
    share:
    Income from continuing
      operations...............  $     0.28   $     0.75   $     0.59   $     1.90   $     1.25   $     1.78   $     2.15
    Income (loss) from
      discontinued
      operations...............        0.09         0.08         0.06         0.10         0.02         0.08        (0.08)
    Cumulative effect of
      accounting change........          --        (0.10)          --           --           --           --           --
    Extraordinary gain
      (loss)...................       (0.01)       (0.01)       (0.40)       (0.09)       (0.36)       (0.11)        0.77
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income.................  $     0.36   $     0.72   $     0.25   $     1.91   $     0.91   $     1.75   $     2.84
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Average common shares:
    Basic......................  18,312,371   21,844,157   20,708,467   23,424,322   29,508,791   29,225,850   32,752,669
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
    Diluted....................  19,321,127   22,761,925   20,935,161   24,491,899   31,348,591   31,071,025   41,242,617
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets.................  $  417,641   $  443,307   $  484,852   $  833,624   $1,403,462                $2,766,167
  Long-term debt(1)............     227,084      209,355      265,749      455,880      828,659                   878,376
  Company-obligated mandatorily
    redeemable convertible
    preferred securities of
    subsidiaries...............          --           --           --           --           --                   682,792
  Total stockholders' equity...     104,302      127,954      111,909      213,854      359,310                   645,818

------------------------------

(1) Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS OF SUIZA'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN DERIVED FROM AND SHOULD BE READ IN CONJUNCTION WITH "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" AND "PRO FORMA CONSOLIDATED FINANCIAL DATA" AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS AND SUIZA'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, SUIZA'S UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE SEPARATE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO OF DAIRY FRESH, GARELICK, LAND-O-SUN AND CONTINENTAL CAN INCORPORATED HEREIN BY REFERENCE. CERTAIN INFORMATION CONTAINED IN THE DISCUSSION AND ANALYSIS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH RESPECT TO SUIZA'S PLANS AND STRATEGY FOR ITS BUSINESS AND RELATED FINANCING, INCLUDES FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SEE "RISK FACTORS" FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL PERFORMANCE OR RESULTS TO DIFFER MATERIALLY FROM THE PERFORMANCE OR RESULTS DESCRIBED IN OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

                                    OVERVIEW

     Suiza is a leading manufacturer and distributor of dairy products ("Dairy") and a leading manufacturer of rigid plastic packaging ("Packaging") in the United States. Suiza's principal businesses have well-established reputations in their markets for product quality and high levels of customer service.

     The markets in which Suiza operates tend to be relatively mature. Because of this, Suiza's strategy has been to grow primarily through acquisitions, having consummated 33 Dairy and Packaging acquisitions since its initial public offering in April 1996. Through these acquisitions, Suiza has realized and continues to realize economies of scale and operating efficiencies. In addition, these acquisitions give Suiza the opportunity to add complementary product lines and extend its geographic reach.

                              RECENT DEVELOPMENTS

COMPLETED ACQUISITIONS

     On December 17, 1998, Suiza merged Tuscan/Lehigh into its northeastern dairy operations to form a new subsidiary in which DFA owns a 25% interest. Tuscan/Lehigh had net sales of approximately $517 million for the twelve month period ended September 30, 1998. The combined net sales of our northeastern dairy operations and Tuscan/Lehigh were approximately $1.2 billion for the twelve month period ended September 30, 1998. In the future, Suiza and DFA will conduct dairy operations in the states of Delaware, Maryland, Pennsylvania, New Jersey, New York, Connecticut, Rhode Island, Massachusetts, New Hampshire, Maine and Vermont solely through this new subsidiary.

     In addition to the acquisition of Tuscan/ Lehigh, Suiza acquired four small dairy businesses and one small packaging business during the fourth quarter of 1998.

PENDING ACQUISITIONS

     Suiza has entered into two definitive agreements for the acquisition of dairy businesses, one of which is described below. Suiza engages in discussions with other potential acquisition candidates on an ongoing basis. The completion of one or more of any future acquisitions could be material to Suiza.

     On September 10, 1998, Suiza signed a definitive agreement to acquire publicly-traded Broughton Foods Company. Broughton is a leading manufacturer and distributor of milk, cultured products, ice cream, extended shelf-life and other dairy products in Michigan, Ohio, West Virginia, Kentucky, Tennessee and parts of the eastern United States. Completion of the acquisition of Broughton is subject to customary conditions including, among other things, the receipt of certain governmental approvals. Federal antitrust authorities are currently reviewing this acquisition in detail.

                             RESULTS OF OPERATIONS

     Suiza currently operates in two distinct businesses, Dairy and Packaging, as shown below (dollars in thousands):

                                                 YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------
                                    1995                   1996                   1997
                            --------------------   --------------------   --------------------
                             DOLLARS     PERCENT    DOLLARS     PERCENT    DOLLARS     PERCENT
                            ----------   -------   ----------   -------   ----------   -------

Net sales:
 Dairy....................  $1,014,926    100.0%   $1,207,565    100.0%   $1,742,248     97.1%
 Packaging................          --       --            --       --        52,628      2.9%
                            ----------    -----    ----------    -----    ----------    -----
   Total net sales........   1,014,926    100.0     1,207,565    100.0     1,794,876    100.0
Cost of sales.............     813,091     80.1       970,796     80.4     1,392,216     77.6
                            ----------    -----    ----------    -----    ----------    -----
Gross profit..............     201,835     19.9       236,769     19.6       402,660     22.4
Operating expenses:
 Selling and
   distribution...........     107,885     10.6       123,161     10.2       197,147     11.0
 General and
   administrative.........      39,649      3.9        44,352      3.7        58,302      3.2
 Amortization of
   intangibles............       5,609      0.6         7,675      0.6        14,916      0.8
 Merger costs.............       9,300      0.9           571      0.0        37,003      2.1
                            ----------    -----    ----------    -----    ----------    -----
Total operating
 expenses.................     162,443     16.0       175,759     14.5       307,368     17.1
Operating income:
 Dairy....................      50,631                 64,770                134,402
 Packaging................          --                     --                  4,862
 Corporate office and
   unallocated expenses...     (11,239)                (3,760)               (43,972)
                            ----------    -----    ----------    -----    ----------    -----
Operating income..........  $   39,392      3.9%   $   61,010      5.1%   $   95,292      5.3%
                            ==========    =====    ==========    =====    ==========    =====

                                  NINE MONTHS ENDED SEPTEMBER 30,
                            -------------------------------------------
                                    1997                   1998
                            --------------------   --------------------
                             DOLLARS     PERCENT    DOLLARS     PERCENT
                            ----------   -------   ----------   -------
                                            (UNAUDITED)
Net sales:
 Dairy....................  $1,221,919     98.0%   $1,995,213     85.7%
 Packaging................      25,284      2.0       334,132     14.3
                            ----------    -----    ----------    -----
   Total net sales........   1,247,203    100.0     2,329,345    100.0
Cost of sales.............     960,141     77.0     1,785,670     76.7
                            ----------    -----    ----------    -----
Gross profit..............     287,062     23.0       543,675     23.3
Operating expenses:
 Selling and
   distribution...........     145,615     11.7       267,347     11.4
 General and
   administrative.........      43,549      3.5        78,967      3.4
 Amortization of
   intangibles............      10,077      0.8        22,129      1.0
 Merger costs.............          --       --            --       --
                            ----------    -----    ----------    -----
Total operating
 expenses.................     199,241     16.0       368,443     15.8
Operating income:
 Dairy....................      90,918                149,555
 Packaging................       2,389                 36,816
 Corporate office and
   unallocated expenses...      (5,486)               (11,139)
                            ----------    -----    ----------    -----
Operating income..........  $   87,821      7.0%   $  175,232      7.5%
                            ==========    =====    ==========    =====

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     NET SALES. Suiza's net sales increased by 86.8% for the first nine months of 1998 compared to the like period of 1997. Dairy net sales increased by 63.3% for the first nine months of 1998 compared to the like period of 1997 primarily due to (i) the acquisitions of Garelick, Dairy Fresh and Country Delite in the last half of 1997, (ii) the acquisitions of Land-O-Sun, Louis Trauth Dairy, Inc., Oberlin Farms Dairy, Inc., West Lynn and Cumberland Farms in the first nine months of 1998 and (iii) increased sales and higher pricing of our branded products. Suiza began operating in Packaging with the acquisition of Franklin Plastics in July 1997 and extended our market presence through the acquisition of Continental Can in May 1998. Packaging has experienced rapid growth through these acquisitions, as well as through several smaller acquisitions and through newly opened facilities at Franklin Plastics.

     COST OF SALES. Suiza's cost of sales ratio was 76.7% for the nine months ended September 30, 1998 compared to 77.0% for the same period in 1997. For the first nine months of 1998, the Dairy cost of sales ratio decreased from the prior year due to (i) realized operating synergies in Suiza's fluid dairy operations and (ii) increased branded sales, which have a higher gross margin than other products.

     OPERATING EXPENSES. Suiza's operating expense ratio was 15.8% for the first nine months of 1998 compared to 16.0% for the same period in 1997. The operating expense ratio decreased slightly in the year-to-date periods as a result of realized efficiencies in purchasing and the addition of Packaging, which has lowered Suiza's overall operating expense ratio.

     OPERATING INCOME. For the first nine months of 1998, operating income was $175.2 million, an increase of 99.5% from 1997 operating income of $87.8 million. Suiza's operating income margin increased to 7.5% in the first nine months of 1998 from 7.0% in the first nine months of 1997 due to acquisitions, realized operating efficiencies and the growth of Packaging.

     OTHER (INCOME) EXPENSE. Interest expense increased to $36.0 million during the first nine months of 1998 from $23.4 million in the first nine months of 1997, primarily due to the increased level of debt used to finance the aforementioned acquisitions. Financing charges on preferred securities amounted to $20.5 million for the first nine months of 1998, reflecting (i) the issuance on February 20, 1998 of $100 million of 5.0% Preferred Securities related to the acquisition of Land-O-Sun and (ii) the issuance on March 24, 1998 of $600 million of 5.5% Preferred Securities. Other income decreased to $2.4 million in the first nine months of 1998 from $20.1 million in the first nine months of 1997 due to the recognition in the 1997 period of an $18.1 million gain from the sale of Puerto Rico tax credits.

     DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEMS. Suiza reported a loss from discontinued operations of $3.2 million (net of tax benefit of $2.1 million) during the first nine months in 1998 as compared to income from discontinued operations of $2.4 million (net of tax expense of $1.7 million) during the first nine months in 1997. In connection with the sale of the discontinued Reddy Ice subsidiary in April 1998, Suiza reported a $35.5 million extraordinary gain (net of $22.0 million of income taxes) and a $3.8 million extraordinary loss (net of $2.3 million of income tax benefit) from the write-off of deferred financing costs and the recognition of interest rate swap losses in connection with the early extinguishment of the term loan portion of the senior credit facility. Suiza incurred a $3.3 million extraordinary loss (net of a $2.0 million tax benefit) in the first nine months of 1997 related to the early extinguishment of subordinated debt, which included the write-off of deferred financing costs and certain prepayment penalties.

     NET INCOME. Suiza reported net income of $104.5 million in the first nine months of 1998 ($72.8 million excluding the net extraordinary gain of $31.7 million) compared to $54.8 million in the first nine months of 1997 ($46.6 million excluding the after-tax gain on the sale of tax credits of $11.5 million and the extraordinary loss of $3.3 million).

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     NET SALES. Net sales increased 48.6% to $1.8 billion in 1997 from $1.21 billion in 1996. Net sales for Dairy increased by 44.3%, or $534.7 million, to $1.7 billion in 1997 from $1.21 billion in 1996, primarily due to the acquisitions of Garrido y Compania, Inc. in July 1996, Swiss Dairy, a Corporation in September 1996, Model Dairy, Inc. and Presto Foods, Inc. in December 1996 and Dairy Fresh and Garelick in July 1997. The increased sales reported from these acquired companies in 1997 over 1996 was $513.8 million. Net sales in Packaging of $52.6 million were reported by Franklin Plastics, which was acquired along with Garelick in July 1997. Suiza owned no packaging business during 1996.

     COST OF SALES. Suiza's cost of sales ratio was 77.6% for 1997 compared to 80.4% for the same period in 1996. The cost of sales ratio for Dairy decreased from 80.4% in 1996 to 77.6% in 1997 primarily due to (i) lower average milk costs in Suiza's domestic milk operations, which reduced sales and cost of sales by similar amounts as cost decreases were passed through to customers, and (ii) increases in sales of The Morningstar Group, Inc.'s portfolio of higher margin branded and specialty dairy products. The cost of sales ratio for Packaging was 77.6% in 1997 with no comparison to 1996 due to the recent acquisition of these operations.

     OPERATING EXPENSES. Suiza's operating expense ratio was 17.1% in 1997 compared to 14.5% in 1996. Operating expense increases were experienced in both of Suiza's operating groups reflecting the aforementioned acquisition activity. Operating expenses also increased significantly due to $37.0 million in merger and other costs recorded in the fourth quarter of 1997 primarily related to the costs paid in connection with the Country Fresh Inc. and Morningstar mergers compared to $0.6 million in merger and other costs recorded in 1996. Suiza's operating expense ratio prior to the recognition of these merger and other costs was 15.0% in 1997 compared to 14.5% in 1996. This operating expense ratio increase was primarily the result of lower average milk costs in 1997 when compared to 1996. The operating expense ratio in Packaging was 13.2% during the portion of 1997 it was owned.

     OPERATING INCOME. Suiza's operating income in 1997 was $95.3 million, an increase of 56.2% from operating income of $61.0 million during 1996. Suiza's operating income margin increased slightly from 5.1% in 1996 to 5.3% in 1997. When adjusted for merger and other costs, the operating income margin increased from 5.1% in 1996 to 7.4% in 1997 primarily due to: (i) lower average milk costs in Suiza's domestic Dairy operations and (ii) higher inherent margins at Morningstar in addition to improved Morningstar operating margins as a result of cost improvements resulting from the Presto acquisition.

     OTHER (INCOME) EXPENSE. Interest expense increased from $15.7 million in 1996 to $36.7 million in 1997 resulting from higher average outstanding debt levels due to the acquisitions made during 1996 and 1997. While the Country Fresh and Morningstar mergers were stock transactions, the remaining acquisitions were primarily funded with debt. Morningstar also financed its December 1996 acquisition of Presto with debt. Suiza reported $24.1 million in other income during 1997 compared to $4.5 million during 1996. The increase in other income was primarily the result of gains of $21.8 million in 1997 and $3.4 million in 1996 from the sale of tax credits.

     DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEMS. Income from discontinued operations was $0.7 million (net of tax expense of $0.4 million) in 1997 as compared to $2.3 million (net of tax expense of $1.5 million) in 1996. In addition, during 1997, Suiza incurred $11.3 million in extraordinary costs (net of $7.0 million in tax benefits) as a result of the early extinguishment of debt. Of this amount, $3.3 million (net of a related tax benefit of $2.0 million) was related to the first quarter early extinguishment of subordinated debt and $8.0 million (net of a related tax benefit of $5.0 million) was related to the refinancing accomplished during the fourth quarter in connection with Suiza's acquisition of Country Fresh and Morningstar. Both of these extraordinary items included the write-off of deferred financing costs. During 1996, Suiza incurred $2.2 million in extraordinary costs (net of a related tax benefit of $0.9 million) resulting from the early extinguishment of debt from the net cash proceeds of Suiza's initial public offering in April 1996. These costs included $1.3 million for the write-off of deferred financing costs and $1.8 million in prepayment penalties.

     NET INCOME. Suiza reported net income of $28.8 million in 1997 compared to $47.0 million for 1996. Pretax income for 1997 was $82.7 million, which includes merger and other costs of $37.0 million, compared to $49.8 million for 1996. Income tax expense increased from $2.9 million in 1996 to $43.4 million in 1997. Income tax expense was lower than statutory rates at 5.9% of pretax income in 1996 primarily as a result of the recognition of $11.75 million of deferred tax assets from Puerto Rico tax credits, as compared to income tax expense as a percent of pretax income of 52.4% in 1997, which was higher than statutory rates primarily as a result of the tax effect of non-deductible merger costs in 1997. Net income declined primarily due to the merger and other costs which were in large part not deductible for tax purposes, only generating a tax benefit of approximately $2.0 million. The increased level of extraordinary items also contributed to the reduced reported income.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     NET SALES. Net sales increased to $1.2 billion for the year ended December 31, 1996 compared to $1.0 billion for the year ended December 31, 1995, an increase of 19.0%, primarily due to (i) the acquisition of Garrido in July 1996, Swiss Dairy in September 1996 and Model Dairy and Presto in December 1996, which collectively reported net sales of $73.1 million during 1996 for periods subsequent to their respective acquisition dates, and (ii) an increase in selling prices to recoup increases in raw milk costs in Suiza's domestic Dairy operations.

     COST OF SALES. Suiza's cost of sales ratio was 80.4% for 1996 compared to 80.1% for the same period in 1995. The cost of sales ratio increased primarily due to higher raw milk costs.

     OPERATING EXPENSES. Operating expenses increased by $13.3 million or 8.2% in 1996 compared to 1995. As a percentage of net sales, operating expenses decreased to 14.5% in 1996 compared to 16.0% in 1995. The dollar increase is primarily due to operating expenses associated with acquired businesses, partially offset by a reduction in merger and other costs from $9.3 million in 1995 to $0.6 million in 1996. The operating expense ratio decreased in the year-to-year comparison because of (i) reduced merger and other costs, (ii) increased Dairy net sales due to higher milk costs (which had little impact on operating expense levels) and (iii) the addition of Garrido, Swiss Dairy and Model Dairy during 1996, which had lower operating expense ratios than did the other operations.

     OPERATING INCOME. Operating income in 1996 was $61.0 million, an increase of 54.9% from operating income in 1995 of $39.4 million, which resulted in an increase in the operating income margin to 5.1% in 1996 from 3.9% in 1995. This increase was primarily due to the results of operations attributable to several acquisitions consummated during 1996 and to lower merger and other costs.

     OTHER (INCOME) EXPENSE. Interest expense declined to $15.7 million during 1996 from $18.9 million during 1995. The reduction in interest expense resulted from a decrease in average interest rates from the repayment of certain subordinated notes in April 1996 and lower average debt levels resulting primarily from the use of proceeds from equity issuances during 1996. Other income rose to $4.5 million in 1996 from $2.2 million in 1995 primarily as a result of a $3.4 million gain realized during the third quarter of 1996 from the sale of tax credits associated with Suiza's Puerto Rico operations.

     DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEMS. Income from discontinued operations was $2.3 million (net of income tax expense of $1.5 million) in 1996 compared to $1.3 million (net of income tax expense of $0.8 million) in 1995. In addition, during 1996, Suiza incurred $2.2 million in extraordinary costs (net of a $0.9 million tax benefit) as a result of the early extinguishment of debt using the net cash proceeds of Suiza's initial public offering. These costs included $1.3 million for the write-off of deferred financing costs and $1.8 million in prepayment penalties. During 1995, Suiza incurred $8.5 million in extraordinary costs (net of $0.7 million tax benefit) to refinance indebtedness, which included the write-off of deferred financing costs and certain prepayment penalties.

     NET INCOME. Suiza reported net income of $47.0 million in 1996 compared to net income of $5.6 million for 1995. The 1996 net income improved due to (i) improved results of operations resulting primarily from several acquisitions consummated during 1996; (ii) gains and tax benefits from the recognition of tax credits in Puerto Rico; (iii) reduced interest expense; and (iv) the reduction in merger and other costs.

                        LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, Suiza had total stockholders' equity of $645.8 million and total indebtedness of $878.4 million (including $648 million under the senior credit facility, $26.2 million under our subsidiary lines of credit and $204.2 million of subsidiary debt obligations). In addition, there were $23 million of issued but undrawn letters of credit secured by the senior credit facility as of that date. Suiza also had $682.8 million of 5.5% Preferred Securities and 5.0% Preferred Securities as of September 30, 1998. As of January 4, 1999, Suiza had $724 million of borrowings outstanding and $16 million of issued but undrawn letters of credit secured by the senior credit facility. Suiza is currently in compliance with all covenants and financial ratios contained in its debt agreements.

CASH FLOW

     Historically, the working capital needs of Suiza have been met with cash flow from operations along with borrowings under the senior credit facility. Net cash provided by continuing operations was $119.9 million for the first nine months of 1998 as contrasted to $100.9 million for the first nine months of 1997. Investing activities in the first nine months of 1998 included approximately $113.7 million in capital expenditures of which $68.6 million was spent at Dairy, $39.5 million was spent at Packaging and $5.6 million was spent at corporate. Investing activities during the first nine months of 1998 also included $566.8 million of cash paid for acquisitions and net proceeds of $172.7 million from the sale of Reddy Ice.

     On February 20, 1998, Suiza completed the acquisition of Land-O-Sun for a purchase price of approximately $248 million, including approximately $128 million in cash. The non-cash portion of the purchase price was funded through the issuance of $100 million of 5.0% and the issuance of $20 million of preferred interests of Land-O-Sun. In addition, Suiza refinanced Land-O-Sun's existing outstanding long-term indebtedness, which totaled approximately $52 million as of the closing date. Suiza financed the cash portion of the purchase price and refinanced the existing long-term indebtedness with borrowings of $180 million under its Senior Credit Facility. Land-O-Sun reported net sales of approximately $464 million during 1997.

     On March 24, 1998, Suiza completed the sale of $600 million of 5.5% Preferred Securities, resulting in net proceeds after expenses of approximately $582.5 million. The net proceeds were used to repay amounts outstanding under the revolving loan facility of Suiza's senior credit facility.

     On May 29, 1998, Suiza completed the acquisition of Continental Can for a purchase price of approximately $181 million, which was funded through the issuance of 2,050,635 shares of Common Stock and Suiza stock options to replace outstanding stock options of Continental Can, along with cash of $41 million. Suiza also assumed Continental Can's long-term indebtedness of approximately $200 million at the acquisition date. Continental Can reported net sales of approximately $546 million during 1997.

     On June 30, 1998, Suiza acquired West Lynn, which processes and distributes milk, juice, water, ice cream and ultra pasteurized products in the northeast. West Lynn reported net sales of approximately $214 million in 1997.

     On August 14, 1998, Suiza completed the purchase of the assets of the fluid dairy division of Cumberland Farms. Cumberland Farms' fluid dairy division, which processes and distributes milk, juice, water and related dairy products and operates in the northeast, reported net sales of approximately $200 million in 1997. Suiza financed the purchase price with borrowings under its senior credit facility.

     During the first nine months of 1998 Suiza also acquired Trauth, Oberlin, three additional small dairy businesses and six small plastic packaging businesses. Suiza financed these acquisitions with borrowings under its senior credit facility.

     On September 15, 1998, Suiza's Board of Directors authorized an open market share repurchase program of up to $100 million of Common Stock. During the third quarter of 1998, Suiza repurchased one million shares of Common Stock for a total purchase price of approximately $30.4 million pursuant to this Board authorization. In addition, subsequent to September 30, 1998, Suiza has repurchased an additional 510,400 shares of Common Stock for a total purchase price of approximately $15.6 million pursuant to this Board authorization. On September 29, 1998, Suiza also redeemed all outstanding shares of Series A preferred stock for the stated value of $320 per share, plus accumulated unpaid dividends, for a total cost of $3.8 million. Suiza has suspended the share repurchase program pending the consummation of this offering.

     In addition to the acquisition of Tuscan/ Lehigh, Suiza has acquired four small dairy businesses during the fourth quarter of 1998, which were funded through additional borrowings under its senior credit facility.

CURRENT DEBT OBLIGATIONS

     On May 29, 1998, Suiza amended its senior credit facility. Pursuant to this amendment, Suiza terminated and repaid the term loan facility and expanded the revolving loan facility to $1 billion. At September 30, 1998, Suiza had outstanding borrowings of $648 million under the senior credit facility. In addition, $23 million of letters of credit secured by the senior credit facility were issued but undrawn. As of September 30, 1998, approximately $329 million was available for future borrowings under the senior credit facility. As of January 4, 1999, the outstanding balance of the senior credit facility was approximately $724 million. In addition, $16 million of letters of credit secured by the senior credit facility were issued but undrawn as of that date. On a pro forma basis as of September 30, 1998, upon application of the net proceeds of this offering to repay indebtedness under the senior credit facility, Suiza would have had $610 million of available credit to fund acquisitions and for general corporate purposes.

FUTURE CAPITAL REQUIREMENTS

     Suiza intends to invest a total of approximately $150 to $160 million in its manufacturing facilities and distribution capabilities during 1999. Of this amount, Dairy intends to spend approximately $100 to $110 million for the year to expand and maintain its manufacturing facilities and for fleet replacement and Packaging intends to spend approximately $40 to $50 million to maintain and improve facilities and equipment. These amounts are comparable to 1998 expenditures.

     Suiza has current commitments, subject to certain conditions, to expend approximately $163 million on currently pending acquisitions during 1999.

     Suiza expects that cash flow from operations will be sufficient to meet Suiza's requirements for its existing businesses for the foreseeable future. Management expects to fund currently proposed acquisitions out of cash flow from operations and borrowings under the senior credit facility. In the future, Suiza intends to pursue additional acquisitions in its existing regional markets as well as in new markets, and to seek strategic acquisition opportunities that are compatible with its core businesses. Management believes that Suiza has the ability to secure additional financing to pursue its acquisition and consolidation strategy. There can be no assurance, however, that Suiza will have sufficient available capital resources to realize its acquisition and consolidation strategy.

                         KNOWN TRENDS AND UNCERTAINTIES

YEAR 2000 COMPLIANCE

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two-digit year is commonly referred to as the Year 2000 problem. The Year 2000 problem is rooted in the way dates are recorded and computed in most applications, operating systems, hardware and embedded chips. If the problem is not corrected, systems that use the date for calculations may fail or produce erroneous results on or before the year 2000.

     As is the case with most other companies using computers in their operations, Suiza is currently engaged in a comprehensive project to address its Year 2000 issues in the following areas: enterprise systems and applications; plant floor systems; personal computers and applications; networks and communications; supply chain; Electronic Data Interchange and miscellaneous equipment. These areas encompass both information technology ("IT") systems (such as enterprise systems, networks and communications, and Electronic Data Interchange) and non-IT systems (such as plant floor systems). Each functional area plan details specific tasks needed to assess the extent of Year 2000 issues, and to implement and test solutions to these issues. Suiza's Year 2000 readiness project is being led by a project manager and Suiza has adopted a structural approach that has included the development of corporate standards, the communication of the status of the project with management, and consultation with outside experts.

     Suiza has completed the assessment phase in all IT system areas and implementation processes are underway in these areas, using both internal and external resources. Suiza has also completed the preliminary assessment of Year 2000 issues with its plant floor systems and is in the process of performing detailed inventories for these systems. For IT and non-IT applications that are provided by a third party software vendor, available upgrades are in the process of being implemented. Suiza has received or requested assurances from these vendors that these systems are already Year 2000 compliant and that timely updates will be made available for purchased software. All critical systems, including plant floor systems, are targeted to be Year 2000 compliant by mid-1999.

     As a result of the numerous systems used by companies that Suiza has acquired in recent years and also due to technological enhancements, Suiza has had an ongoing information systems development plan to move these acquired companies' systems to Suiza's platform systems, with scheduled replacements of systems throughout the organization. Year 2000 compliance is a part of Suiza's overall development plan. Suiza has delayed certain non-essential IT projects in order to reassign resources to the Year 2000 strategic plan.

     Suiza has incurred and expensed approximately $1 million to date for remediation costs associated with the implementation of its Year 2000 strategic plan for existing IT and non-IT systems that are being modified, and expects to incur and expense approximately up to an additional $5 million in the future to remediate internally-developed software, to inventory and test plant floor systems and to write off unamortized costs for systems replaced. In addition to these remediation costs expensed, Suiza has also incurred approximately $3 million of capital expenditures to date for the replacement and upgrading of purchased software and hardware for both existing systems and the systems of acquired businesses pursuant to its Year 2000 strategic plan and its on-going information systems development plan. Suiza has budgeted an additional $12 million (approximately) of capital expenditures in 1999 for the purchase of additional replacement systems; however, budgeted amounts are based on management's estimates and actual results could differ as the plan is further implemented. The majority of the remaining budgeted expenditures are for replacement of plant floor systems, and until Suiza has completed its detailed inventories for its plant floor systems, there can be no assurance whether replacement of such systems will be necessary to the extent budgeted.

     A critical step in Suiza's strategic plan is the coordination of Year 2000 readiness with third parties. Suiza is communicating with its significant suppliers and customers to determine the extent to which Suiza and its interface systems are vulnerable if the customer, supplier or third party fails to resolve its Year 2000 issues. Suiza will continue to work with all of its major trading partners to understand the associated risks and plan for contingencies. There can be no guarantee that the systems of other companies on which Suiza's systems and operations rely will be timely converted or that the failure of these systems would not have an adverse effect on Suiza's systems.

     Management believes that necessary modifications and replacements of Suiza's critical IT and non-IT systems will be completed on a timely basis. If, for any reason, critical service providers, suppliers or customers are unable to resolve their Year 2000 issues in a timely manner, such matters could have a material adverse impact on Suiza's results of operations. Suiza's current assessment of risks based on the most reasonable worst case scenario, however, is that there will be no material adverse impact on Suiza's operations or financial performance, because management believes that if any disruption to operations does occur, it will be isolated and/or short-term in duration.

     Suiza has prioritized its efforts and is addressing areas that it considers the most strategic first. Development of contingency plans is underway and such plans will address individual business units and corporate applications as well as actions necessary to mitigate the impact of third party disruptions.

EURO CURRENCY CONVERSION

     Companies conducting business in or having transactions denominated in certain European currencies are facing the European Union's conversion to a new common currency, the "euro". This conversion is expected to be implemented over a three year period. On January 1, 1999, the euro became the official currency for accounting and tax purposes of several countries of the European Union and the exchange rate between the euro and local currencies was fixed. In 2002, the euro will replace the individual nation's currencies. Since Suiza's Packaging group has manufacturing facilities, and otherwise conducts business, in Europe, the conversion to the euro will have an effect on Suiza. Suiza is currently considering the specific nature of the impact of the conversion on its operations, but management currently believes that there will be no material adverse impact of the conversion on Suiza's operations or financial performance.

TRENDS IN TAX RATES

     Suiza experienced increased income tax rates throughout 1998. For the nine months ended September 30, 1998, income taxes averaged 36% of pretax income compared to 34% of pretax income in the like period of 1997. This increase reflects a shift of Suiza's business from Puerto Rico, which has a lower tax rate, to the United States. This trend has been caused by Suiza's acquisitions and is expected to continue, with 1999 income tax rates estimated to be approximately 38%.

                                    BUSINESS

     Suiza Foods is a leading manufacturer and distributor of dairy products and a leading manufacturer of rigid plastic packaging in the United States. Our principal businesses have well-established reputations in their markets for product quality and high levels of customer service. We have grown Suiza primarily through an aggressive acquisition and integration strategy and intend to continue to pursue this expansion.

                               BUSINESS STRATEGY

     We remain focused on achieving continued revenue and profit growth through the following strategies:

ACQUISITION AND INTEGRATION

     According to statistics published by the Milk Industry Foundation, the United States fluid milk industry totaled approximately $23 billion in wholesale value in 1997. The industry remains fragmented and is undergoing consolidation. To capitalize on this trend, we intend to acquire strong dairy businesses in new markets and to strengthen our presence in existing markets through add-on acquisitions. By pursuing this strategy, we seek to accomplish the following objectives:

     - expand the geographic coverage of our dairy business to better serve an increasingly national customer base

     - gain scale efficiencies in purchasing, product development and consumer research as we increase our sales base

     - develop a more efficient DSD system for distributing a greater volume and variety of branded and higher margin products to our customers

     - combine the increased geographic scope of our DSD system with our national warehouse system to increase the productivity of our manufacturing, distribution and marketing assets

     - reduce manufacturing costs and increase product quality through the continued integration of manufacturing operations into specialized, scale-efficient facilities

     In pursuing our acquisition and integration strategy for our packaging business, we seek to accomplish the following objectives:

     - expand the geographic coverage of our manufacturing facilities to better serve our national customers and to minimize transportation costs

     - broaden our product line and technological capabilities to better meet our customers' needs

     Suiza currently has two pending acquisitions and engages in discussions with other potential acquisition candidates on an ongoing basis. The completion of one or more of any future acquisitions could be material to Suiza.

     As noted, we are currently considering our strategic alternatives for our packaging business. Pending any final decision, we intend to pursue our current acquisition and integration strategy.

ORGANIC GROWTH

     We continue to build our existing dairy distribution network and extend our dairy and packaging product offerings. We are currently test marketing and introducing new products and packaging innovations and investing in product research and marketing to develop additional product and packaging innovations. We intend to develop or acquire new product lines that are compatible with our manufacturing, distribution and marketing infrastructure and that can serve as additional platforms for future growth.

ENHANCEMENT OF OPERATING MARGINS

     We continue to seek margin improvements through increased production and purchasing efficiencies, operating synergies from acquired businesses and increased sales of higher-margin products sales. By pursuing this strategy, we have improved our operating margin from 2.1% for the year ended December 31, 1993 to 7.2% for the nine months ended September 30, 1998 on a pro forma basis.

     In order to implement our growth strategies, we have expanded our management team and invested in product development, marketing and other centralized functions.

                             PRODUCTS AND SERVICES

DAIRY

     Our dairy products and related distribution businesses contributed approximately 79% of our net sales on a pro forma basis for the nine months ended September 30, 1998. Pursuant to our expansion strategy, we have completed 24 dairy acquisitions since our initial public offering in April 1996, including 13 acquisitions in 1998.

     In our dairy business, we have established a strong regional presence in the northeastern, southeastern and central United States, Puerto Rico, Nevada and parts of California. We also manufacture and distribute certain refrigerated, frozen and extended shelf-life products on a national basis.

     Our dairy products include:

     - fluid milk, including flavored milks

     - ice cream and novelties

     - dairy and non-dairy coffee creamers

     - half-and-half and whipping cream

     - sour cream

     - cottage cheese

     - yogurt

     - dairy and non-dairy frozen whipped toppings

We also manufacture and distribute fruit juices and other flavored drinks, bottled water and coffee.

     We manufacture and market our dairy products under proprietary brand names. We also manufacture products on a private-label basis for large customers. Our brands include International Delight, Mocha Mix, Second Nature, Naturally Yours, Lactaid, Flav-O-Rich, Pet, Country Fresh, Dairymens, Lehigh Valley Farms, Model, Natural by Garelick Farms, Suiza, Louis Trauth, Tuscan, Velda Farms and West Lynn Creamery.

PACKAGING

     Our rigid plastic packaging business contributed approximately 21% of our net sales on a pro forma basis for the nine months ended September 30, 1998. We entered the packaging business through our acquisition of Franklin Plastics in August 1997 as a part of our acquisition of Garelick. We extended our market presence in packaging through the acquisition of Continental Can in May 1998 and seven smaller acquisitions during 1998. We manufacture blow-molded plastic containers made primarily from polyethylene for packaging food grade products such as milk, water and other beverages. We also produce plastic containers in a variety of sizes for use in packaging consumer and industrial products.

     We are currently considering our strategic alternatives for our packaging business, which could include a partial or complete spin-off, a sale of all or a portion of the business, or a continuation of our acquisition and integration strategy.

                             SALES AND DISTRIBUTION

DAIRY

     We market and sell our dairy products to a wide variety of retail and food service customers including grocery stores, club stores, convenience stores, institutional food service, gas stores, schools, restaurants and hotels. We market and sell our specialty food products on a national basis to a wide variety of retail, food service and dairy outlets and in a number of foreign countries through an internal sales force and independent brokers.

PACKAGING

     Our packaging customers include regional dairy manufacturers, bottled water processors, beverage manufacturers and consumer and industrial products companies. We operate stand-alone manufacturing facilities and facilities located on our customers' premises. Our on-site manufacturing facilities manufacture and convey plastic containers directly to our customers' filling operations. At these facilities, we also manufacture plastic containers for distribution to off-site customers. Our packaging business markets and sells its products through its internal sales force.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company as of December 31, 1998.

NAME                                        AGE               POSITION WITH THE COMPANY
----                                        ---               -------------------------
Gregg L. Engles(1)........................  41    Chairman of the Board and Chief Executive Officer
G. Irwin Gordon...........................  48    President -- Suiza Dairy Group
William P. Brick..........................  47    Chief Operating Officer -- Suiza Dairy Group
William L. Estes..........................  51    President and Chief Operating Officer -- Suiza
                                                    Packaging Group
Barry A. Fromberg.........................  43    Executive Vice President and Chief Financial
                                                  Officer
Tracy L. Noll.............................  50    Executive Vice President -- Corporate Development
Miguel Calado.............................  43    Executive Vice President -- Strategic Planning,
                                                    President -- Suiza Dairy International
                                                    Operations
Michelle P. Goolsby.......................  40    Executive Vice President and General Counsel
Cletes O. Beshears(1).....................  72    Vice Chairman of the Board
Hector M. Nevares(1)......................  48    Vice Chairman of the Board
Alan J. Bernon............................  44    Director
Stephen L. Green(2)(3)(4).................  47    Director
Joseph S. Hardin, Jr.(3)(4)...............  53    Director
Robert L. Kaminski........................  48    Director
David F. Miller(5)........................  69    Director
John R. Muse..............................  48    Director
Delton C. Parks...........................  59    Director
P. Eugene Pender(2)(3)(4)(5)..............  67    Director
Jim L. Turner(2)(5).......................  52    Director

------------------------------

(1) Member of the Executive Committee of the Board.

(2) Member of the Audit Committee of the Board.

(3) Member of the Compensation Committee of the Board.

(4) Member of the Stock Option Committee of the Board.

(5) Member of the Nominating Committee of the Board.

     GREGG L. ENGLES. Mr. Engles joined Suiza in October 1994 as Chairman of the Board and Chief Executive Officer. Prior to the formation of Suiza, Mr. Engles served as Chairman of the Board and Chief Executive Officer of Reddy Ice Corporation, Chairman of the Board of Suiza-Puerto Rico, and Chairman of the Board of Velda Farms. Mr. Engles is a director of Evercom, Inc., an independent provider of inmate telecommunications services.

     G. IRWIN GORDON. Mr. Gordon joined Suiza in September 1997 as Executive Vice President and Chief Marketing Officer. In February 1998, Mr. Gordon became President -- Suiza Dairy Group. Prior to joining Suiza, Mr. Gordon served in various capacities for PepsiCo, Inc. ("PepsiCo") beginning in March 1983, including most recently as Senior Vice President -- Global Branding, from May 1996 until August 1997, Senior Vice President -- Marketing from September 1992 until April 1996, and Region President --

Southern Europe from November 1991 until August 1992. Prior to joining PepsiCo in 1983, Mr. Gordon served in various capacities for Kellogg Company. Mr. Gordon is a director of Horizon Organic Holding Corporation.

     WILLIAM P. BRICK. Mr. Brick joined Suiza in July 1996 as Executive Vice President. In October 1996, Mr. Brick became Chief Operating Officer of our Suiza Dairy Group. Prior to joining Suiza, Mr. Brick served as Vice
President -- Sales and Marketing for the Metropoulos Management Group from February 1996 until June 1996. From August 1995 until January 1996, Mr. Brick served as Vice President -- Sales and Marketing for Ultra Products. From April 1995 until August 1995, Mr. Brick operated a private golf course in Ontario, Canada. Mr. Brick served in various marketing capacities, including Vice President of Sales, for Morningstar from October 1991 until December 1994. From 1988 until August 1991, Mr. Brick served in various marketing capacities for Palm Dairies Inc. in Calgary, Alberta.

     WILLIAM L. ESTES. Mr. Estes joined Suiza in February 1998. In August 1998, Mr. Estes became President and Chief Operating Officer -- Suiza Packaging Group. From November 1996 until February 1998, Mr. Estes served as President and Chief Operating Officer of McKesson Corporation's McKesson -- Carrollton operations. From December 1993 until November 1996, Mr. Estes served in various capacities with Foxmeyer Health Corporation ("Foxmeyer"), most recently as President and Chief Operating Officer. Prior to joining Foxmeyer, Mr. Estes served as Vice President and Chief Operating Officer of The Body Shop, Inc. from October 1991 until December 1993. For the period from 1983 until 1991, Mr. Estes served in various capacities with PepsiCo, primarily with its Frito-Lay, Inc. subsidiary.

     BARRY A. FROMBERG. Mr. Fromberg joined Suiza in July 1998 as Executive Vice President and Chief Financial Officer. Prior to joining Suiza, Mr. Fromberg served from December 1995 to July 1998 as Chairman and Chief Executive Officer of Paging Network International, Inc., a wholly-owned subsidiary of Paging Network, Inc. ("PageNet"), a NASDAQ company which is a leading wireless communications company. Mr. Fromberg also served as Senior Vice President and Chief Financial Officer of PageNet from May 1993 to December 1995. From 1987 until May 1993, Mr. Fromberg served as Executive Vice President and Chief Financial Officer of Simmons Communications, Inc., a national cable television operator.

     TRACY L. NOLL. Mr. Noll joined Suiza in October 1994. Since June 1998, Mr. Noll has served as Executive Vice President -- Corporate Development. From October 1994 until June 1998, Mr. Noll served as Vice President, Chief Financial Officer and Secretary of Suiza. From November 1997 until June 1998, Mr. Noll also served as Executive Vice President and Chief Administrative Officer of the Company. Prior to joining Suiza, Mr. Noll served as Controller of Foxmeyer Corporation from June 1994 until September 1994. From March 1988 until June 1994, Mr. Noll served as Vice President and Chief Financial Officer of Morningstar.

     MIGUEL CALADO. Mr. Calado joined Suiza in September 1998 as Executive Vice President and President of International Operations. Prior to joining the company, Mr. Calado served in a number of senior executive positions at PepsiCo from 1983 until September 1998, most recently as Senior Vice
President -- Finance and Chief Financial Officer for Frito-Lay International. Prior to joining PepsiCo in 1983, Mr. Calado served in various capacities in Samarco Mineracao, S.A. in Brazil.

     MICHELLE P. GOOLSBY. Ms. Goolsby joined Suiza in July 1998 as Executive Vice President and General Counsel. From September 1988 until July 1998, Ms. Goolsby held various positions with the law firm of Winstead Sechrest & Minick, most recently as a partner, chair of the Business section and a member of the Compensation Committee. Prior to joining Winstead Sechrest & Minick in 1988, Ms. Goolsby held various positions with the Trammell Crow Company.

     CLETES O. BESHEARS. Mr. Beshears joined Suiza in October 1994 as director, President and Chief Operating Officer. In July 1997,

Mr. Beshears became Vice Chairman of the Board. Mr. Beshears relinquished the title of Chief Operating Officer in October 1996 and President in June 1997. Mr. Beshears served as President and Chief Executive Officer of Velda Farms from April 1994 to April 1995. From March 1988 to April 1994, Mr. Beshears provided consulting services to companies pursuing acquisitions of dairy companies. From 1980 to 1988, Mr. Beshears served as Vice President of The Southland Corporation and Chief Operating Officer of its Dairy Group. From 1965 to 1980, Mr. Beshears served as Division Manager of several of The Southland Corporation's regional dairies, including Velda Farms.

     HECTOR M. NEVARES. Mr. Nevares was elected to the board in October 1994. Mr. Nevares served as President of Suiza-Puerto Rico from June 1983 until September 1996, having served in additional executive capacities at Suiza-Puerto Rico since June 1974. In September 1996, Mr. Nevares became Vice Chairman of the Board. Mr. Nevares is a director of First Federal Savings Bank, a public company, in San Juan, Puerto Rico.

     ALAN J. BERNON. Mr. Bernon was elected to the board in August 1997, following Suiza's acquisition of Garelick. From September 1985 until December 1988, Mr. Bernon served as President of Garelick, and now serves as President of Suiza's new subsidiary formed in connection with Suiza's acquisition of Tuscan/Lehigh.

     STEPHEN L. GREEN. Mr. Green was elected to the board in October 1994. Mr. Green has served as a General Partner of Canaan Capital Partners, L.P., the former general partner of Canaan Capital Limited Partnership and Canaan Capital Offshore Limited Partnership, C.V., principal stockholders of Suiza, since November 1991. From October 1985 until November 1991, Mr. Green served as Managing Director of GE Capital Corporation's Corporate Finance Group. Mr. Green is a director of Chartwell Re Corporation, Advance Paradigm, Inc. and Alarmguard Holdings, Inc., each of which is a public company.

     JOSEPH S. HARDIN, JR. Mr. Hardin was elected to the Board in May 1998. Since May 1997, Mr. Hardin has served as Chief Executive Officer of Kinko's, Inc., which provides business services through more than 850 retail locations worldwide. From 1986 to April 1997, Mr. Hardin held a variety of positions with increasing responsibility at Wal-Mart Stores, Inc., most recently as an Executive Vice President and as the President and Chief Executive Officer of SAM's Club, the wholesale division of Wal-Mart Stores, Inc.

     ROBERT L. KAMINSKI. Mr. Kaminski was elected to the Board in November 1994. Mr. Kaminski has served as President of Robert Kaminski Interests, Inc. since 1984 and has been a principal in Kaminski Engles Capital Corporation ("KECC") since 1988. Robert Kaminski Interests, Inc. and KECC are both investment banking and consulting firms.

     DAVID F. MILLER. Mr. Miller was elected to the Board in March 1997. Prior to his retirement in 1990, Mr. Miller served as Vice Chairman of the Board and Chief Operating Officer of J.C. Penney Company, Inc. ("JCPenney") since 1987. At the time of his retirement, Mr. Miller had served in various capacities for JCPenney for a total of 37 years. Mr. Miller is a director of Winn-Dixie Stores, Inc. and What A World.

     JOHN R. MUSE. Mr. Muse was elected to the Board in November 1997, in connection with Suiza's acquisition of The Morningstar Group, Inc. Mr. Muse co-founded Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") in 1989 and has recently been named Chief Operating Officer. Prior to the formation of Hicks Muse, Mr. Muse headed the investment/merchant banking activities of Prudential Securities for the southwestern region of the United States from 1984 to 1989. Mr. Muse is Chairman of Atrium Companies, Inc. and Hat Brands, Inc. and serves as director of Arena Brands, Inc., Arnold Palmer Golf Management Co., Coho Energy, Inc., Glass's Group, International Home Foods, Inc., LIN Television Corporation, Lucchese, Inc., Olympus Real Estate Corporation, Regal Cinemas, Inc. and Sunrise Television Corp.

     DELTON C. PARKS. Mr. Parks was elected to the board in November 1997, following

Suiza's acquisition of Country Fresh. Since 1980, Mr. Parks has served as President and Chief Executive Officer of Country Fresh.

     P. EUGENE PENDER. Mr. Pender was elected to the board in October 1994. Prior to his retirement in December 1987, Mr. Pender served as Vice President and Controller of The Southland Corporation. Thereafter, Mr. Pender served as a consultant to The Southland Corporation until March 1991.

     JIM L. TURNER. Mr. Turner was elected to the board in November 1997, in connection with Suiza's acquisition of The Morningstar Group, Inc. Since March 1985, Mr. Turner has served as the Chairman, President and Chief Executive Officer of Dr Pepper Bottling Holdings, Inc. and Dr Pepper Bottling Company of Texas. Mr. Turner is a director of All American Bottling Corporation.

                       DESCRIPTION OF SUIZA CAPITAL STOCK

     The authorized capital stock of Suiza consists of 501,000,000 shares, of which 500,000,000 shares are Common Stock, par value $.01 per share, and 1,000,000 shares are preferred stock, par value $.01 per share.

     As of December 31, 1998, Suiza had 33,591,784 shares of Common Stock outstanding, with 4,717,373 additional shares of Common Stock subject to options outstanding, of which 3,157,268 shares were then currently exercisable, and 9,096,303 shares of Common Stock issuable upon conversion of the 5.0% Preferred Securities and 5.5% Preferred Securities.

                                  COMMON STOCK

     Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed under the senior credit facility, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Suiza has never declared or paid a cash dividend on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In the event of the liquidation, dissolution or winding up of Suiza, holders of Common Stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of Suiza's debts and liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of Common Stock are entitled to one vote per share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by Suiza.

                                PREFERRED STOCK

     Suiza is authorized to issue shares of preferred stock in one or more series, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Board of Directors also may designate dividend rights and preferences in liquidation. It is not possible to state the actual effect of the authorization and issuance of additional series of preferred stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of preferred stock. Such effects might include, among other things, granting the holders of preferred stock priority over the holders of Common Stock with respect to the payment of dividends; diluting the voting power of the Common Stock; or granting the holders of preferred stock preference with respect to liquidation rights. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Suiza's securities or the removal of incumbent management.

                                  RIGHTS PLAN

     On February 27, 1998, the Board of Directors of Suiza declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was made to the shareholders of record at the close of business on March 18, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from Suiza one share of Common Stock, at a price of $210 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 6, 1998 (the "Rights Agreement") between Suiza and Harris Trust Company as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (1) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (an "Acquiring Person") or (2) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of a summary of rights (the "Summary Rights") attached to the certificate. A majority of the Continuing Directors (as defined below) may in their discretion vote to extend the Distribution Date.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding even without such notation or a copy of a Summary of Rights being attached to such Certificate, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 18, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by Suiza, in each case, as described below.

     The Purchase Price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock; (2) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (3) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

     In the event that any person or entity becomes an Acquiring Person (the beneficial owner of 15% or more of the Common Stock), provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to purchase from Suiza upon exercise that number of shares of Common Stock having a market value of two times the applicable exercise price of the Right of $210.

     The Rights Agreement excludes from the definition of Acquiring Persons those Persons who certify to Suiza that they inadvertently acquired in excess of 14.9% of the outstanding Common Stock and thereafter divest such excess Common Stock or who acquire 15% or more of the Common Stock in a Permitted Transaction. A "Permitted Transaction" is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 15% or more of the Common Stock and which has been approved by the Board of Directors (including a majority of the

Continuing Directors) prior to the execution of the agreement or the public announcement of the offer.

     In the event that Suiza is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will have the right to purchase from the acquiring company, upon the exercise of the Right at the then applicable exercise price, that number of shares of Common Stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right of $210.

     After a person becomes an Acquiring Person, Suiza's Board of Directors may exchange the Rights, other than those Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment. However, the Board of Directors cannot conduct an exchange at any time after any Person, together with its affiliates and associates, becomes the Beneficial Owner of 50% or more of the outstanding Common Stock.

     At any time prior to a Distribution Date, a requisite majority may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of Suiza without the consent of the holders of the Rights, including an amendment to extend the final expiration date, except that from and after the date any Person becomes an Acquiring Person, no such amendment may adversely affect the economic interests of the holders of the Rights.

     Until a Right is exercised, the holder of the Right, as such, will have no rights as a stockholder of Suiza, including, without limitation, the right to vote, or to receive dividends.

     The term "Continuing Director" means any member of the Board of Directors of Suiza who (1) is not an Acquiring Person or an affiliate or associate of an Acquiring Person and (2) was either a member of the Board of Directors of Suiza on the date of the Rights Agreement or who subsequently became a director of Suiza and whose initial election or initial nomination for election was approved by a majority of the Continuing Directors then on the Board of Directors of Suiza.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Suiza in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the stockholders.

                      SECTION 203 OF THE DELAWARE GENERAL
                                CORPORATION LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits certain persons ("Interested Stockholders") from engaging in a "business combination" with a Delaware corporation for three years following the date such persons become Interested Stockholders. Interested Stockholders generally include: (1) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and (2) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such person's status as an Interested Stockholder is determined. Subject to certain exceptions, a "business combination" includes, among other things: (1) mergers or consolidations; (2) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (3) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Stockholder; or (5) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if: (1) before a person becomes an Interested Stockholder, the board of directors of the corporation approves the transaction in which the Interested Stockholder became an Interested Stockholder or approved the business combination; (2) upon consummation of the transaction that resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares); or (3) following a transaction in which the person became an Interested Stockholder, the business combination is (a) approved by the board of directors of the corporation, and
(b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

               CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     Suiza's Certificate of Incorporation and Bylaws contain several provisions that could have the effect of delaying, deterring or preventing the acquisition of control of Suiza by means of tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of those provisions.

CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation divides the Board of Directors into three classes, with one class elected annually to the Board of Directors for a three-year term. Each class is as nearly equal in number as possible, and the stockholders elect approximately one-third of the directors each year to three-year terms. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. Suiza believes that a classified Board of Directors will help assure the continuity and stability of Suiza's Board of Directors and Suiza's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of Suiza, incumbent directors will retain their positions. In addition, the classified board provision will help ensure that Suiza's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of Suiza, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The Bylaws provide that the exact number of directors shall be fixed from time to time by the Board of Directors. With a classified board, directors may only be removed "for cause" and only by the affirmative vote of a majority of the stockholders entitled to vote. As defined in Suiza's Bylaws, "for cause" means: (1) commission of an act of fraud or embezzlement against Suiza; (2) conviction of a felony or a crime involving moral turpitude; (3) gross negligence or willful misconduct in performing the director's duties to Suiza or its stockholders; or (4) breach of fiduciary duty owned to Suiza.

The Bylaws also provide that vacant directorships may be filled by the Board of Directors.

SPECIAL MEETINGS OF STOCKHOLDERS

     Suiza's Bylaws provide that special meetings of stockholders may be called only by the Chief Executive Officer, and shall be called by the Chief Executive Officer or the Secretary at the written request of a majority of the Board of Directors. Special meetings may not be called by the stockholders.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     Suiza's Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of Suiza no later than March 1 of any calendar year (or if less than 35 days' notice of a meeting of stockholders is given, stockholder nominations must be delivered to the Secretary of Suiza no later than the close of business on the seventh day following the day notice was mailed). Stockholder proposals and nominations for the election of directors at a special meeting must be in writing and received by the Secretary of Suiza no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The notice of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

CERTAIN EFFECT OF AUTHORIZED BUT UNISSUED STOCK

     Unissued and unreserved shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions. One of the effects of unissued and unreserved shares of capital stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of Suiza by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of Suiza's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors determines that a takeover proposal was not in Suiza's best interests, such shares could be issued by Board of Directors without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

                          TRANSFER AGENT AND REGISTRAR

     Harris Trust and Savings Bank is the transfer agent and registrar for the Common Stock.

                        NEW YORK STOCK EXCHANGE LISTING

     The Common Stock is listed for trading on the New York Stock Exchange under the symbol "SZA".

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal income and estate tax considerations with respect to the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States of any state; (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the "IRS"), and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of income and estate taxation or any aspects of state, local or non-United States taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder that may be subject to special treatment under the United States federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and certain U.S. expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

                                   DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are either
(i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if certain income tax treaties apply, attributable to a permanent establishment (or, in the case of an individual performing personal services, a fixed base) in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment or fixed base generally will not be subject to United States withholding tax if the Non-U.S. Holder files certain forms, including IRS Form 4224 (or any successor form), with the payor of the dividend, but will generally be subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective Treasury Regulations (the "Current Regulations") and published IRS positions, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Under Treasury Regulations issued on October 6, 1997 (the "Final Regulations"), generally effective for payments made after December 31, 1999, a Non-U.S. Holder (including, in certain cases of Non-U.S. Holders that are pass-through entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

                       GAIN OR SALE OR OTHER DISPOSITION
                                OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain either is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if certain income tax treaties apply, is attributable to a permanent establishment (or, in the case of an individual performing personal services, a fixed base) in the United States maintained by the Non-U.S. Holder (and, in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens and residents of the United States); or (iv) Suiza is or has been a United States real property holding corporation (a "USRPHC") for United States Federal income tax purposes (which Suiza does not believe that it has been, currently is, or will become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. If Suiza were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States Federal income tax, provided that the Common Stock is regularly traded on an established securities market.

                                   ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States Federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States Federal estate tax.

                   BACKUP WITHHOLDING, INFORMATION REPORTING,
                        AND OTHER REPORTING REQUIREMENTS

     Suiza must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     Under the Current Regulations, the payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person; (ii) a "controlled foreign corporation" for United States Federal income tax purposes; or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

     Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of Common Stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless such recipient satisfies applicable certification requirements or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States Federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                  UNDERWRITING

     The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co.; Donaldson, Lufkin & Jenrette Securities Corporation; Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. are collectively acting as the representatives of the Underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Bear, Stearns & Co. Inc. ...................................
J.P. Morgan Securities Inc. ................................
                                                                 ---------
          Total.............................................     6,000,000
                                                                 =========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 900,000 shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                              Paid by the Company
                              -------------------
                                      No Exercise   Full Exercise
                                      -----------   -------------
               Per Share............  $             $
               Total................  $             $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     The Company has agreed with the Underwriters not to dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this Prospectus continuing through the date 90 days after the date of this Prospectus, except with the prior written consent of the Underwriters and subject to certain exceptions. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering pursuant to this prospectus is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Each Underwriter has agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 and (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom.

     There are restrictions on the offer and sale of the shares of Common Stock offered hereby in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom must be complied with.

     Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

     Sales of shares of Common Stock made outside of the United States will be effected through selling agents of the Underwriters. No shares of Common Stock offered hereby have been registered for the purpose of sales outside the United States, as any such sales will be made in reliance on Regulation S under the Securities Act.

     The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                    EXPERTS

     The consolidated financial statements of Suiza Foods Corporation as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 have been incorporated in this Prospectus by reference from the Suiza Foods Corporation Annual Report on Form 10-K for the year ended December 31, 1997. Such consolidated financial statements, except The Morningstar Group Inc.'s consolidated financial statements as of December 31, 1996 and for each of the two years in the period ended December 31, 1996, which have been consolidated with those of Suiza Foods Corporation, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference. The consolidated financial statements of The Morningstar Group Inc. as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 (consolidated with those of Suiza Foods Corporation for those periods and which are not presented separately) have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report which is incorporated herein by reference.

     The financial statements of Land-O-Sun Dairies, L.L.C. as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and the two-month period ended December 31, 1996, incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference.

     The consolidated financial statements of Continental Can Company, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus have been audited by KPMG LLP, independent auditors, as stated in their report which is incorporated herein by reference.

     The financial statements of Dairy Fresh, L.P., a Delaware limited partnership, as of December 31, 1996 and 1995 and for the years then ended and the period from July 1, 1994 (date of acquisition) to December 31, 1994, incorporated by reference into this Prospectus have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report which is incorporated herein by reference.

     The combined financial statements of Garelick, as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, incorporated by reference into this Prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report which is incorporated herein by reference.

     Such financial statements are incorporated herein by reference in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Common Stock and certain legal matters relating thereto has been passed upon on behalf of Suiza by Hughes & Luce, L.L.P. A partner with Hughes & Luce, L.L.P. beneficially owns 41,795 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Weil, Gotshal & Manges LLP.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Where You Can Get More Information...     3
Incorporation of Certain Documents by
  Reference..........................     4
Prospectus Summary...................     5
Risk Factors.........................    11
Use of Proceeds......................    16
Price Range of Common Stock..........    17
Common Stock Dividend Policy.........    17
Capitalization.......................    18
Pro Forma Consolidated Financial
  Data...............................    19
Selected Historical Consolidated
  Financial Data.....................    26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    28
Business.............................    37
Management...........................    40
Description of Suiza Capital Stock...    44
Certain United States Federal Tax
  Considerations for Non-United
  States Holders.....................    49
Underwriting.........................    52
Experts..............................    53
Legal Matters........................    54

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                6,000,000 Shares

                            SUIZA FOODS CORPORATION

                                  Common Stock

                            ------------------------

                                  [SUIZA LOGO]

                            ------------------------

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE

                            BEAR, STEARNS & CO. INC.

                               J.P. MORGAN & CO.

                      Representatives of the Underwriters

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the estimated expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by the Company.

Registration fee............................................   $   93,033
Printing fees...............................................      150,000
Accounting fees and expenses................................      150,000
Legal fees and expenses.....................................      200,000
Blue Sky fees and expenses (including counsel fees).........        1,000
NYSE listing fee............................................       89,000
Miscellaneous expenses......................................      316,967
                                                               ----------
          Total:............................................   $1,000,000
                                                               ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The Company's Certificate of Incorporation contains provisions requiring it to indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16. EXHIBITS.

     The Exhibits to this Registration Statement are listed in the Index to Exhibits on page II-5 of this Registration Statement, which Index is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 7, 1999.

                                            SUIZA FOODS CORPORATION

                                            By:    /s/ GREGG L. ENGLES
                                              ----------------------------------
                                                       Gregg L. Engles
                                                    Chairman of the Board,
                                                 Chief Executive Officer and
                                                            Director

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Suiza Foods Corporation, hereby severally constitute and appoint Gregg L. Engles and Lisa N. Tyson, and each of them, our true and law attorneys-in-fact and agents, with full power of substitution and resubstitution, for each of us in our name, place and stead, in any and all capacities, to sign Suiza Food Corporation's Registration Statement on Form S-3, and any other Registration Statement relating to the same offering, and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grant to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                                                         TITLE                    DATE
---------                                                         -----                    ----

                 /s/ GREGG L. ENGLES                     Chairman of the Board,      January 7, 1999
-----------------------------------------------------  Chief Executive Officer and
                   Gregg L. Engles                         Director (Principal
                                                           Executive Officer)

                 /s/ ALAN J. BERNON                             Director             January 7, 1999
-----------------------------------------------------
                   Alan J. Bernon

               /s/ CLETES O. BESHEARS                           Director             January 7, 1999
-----------------------------------------------------
                 Cletes O. Beshears

                /s/ STEPHEN L. GREEN                            Director             January 7, 1999
-----------------------------------------------------
                  Stephen L. Green

              /s/ JOSEPH S. HARDIN, JR.                         Director             January 7, 1999
-----------------------------------------------------
                Joseph S. Hardin, Jr.

SIGNATURE                                                         TITLE                    DATE
---------                                                         -----                    ----

               /s/ ROBERT L. KAMINSKI                           Director             January 7, 1999
-----------------------------------------------------
                 Robert L. Kaminski

               /s/ DAVID F. MILLER, SR                          Director             January 7, 1999
-----------------------------------------------------
                David F. Miller, Sr.

                  /s/ JOHN R. MUSE                              Director             January 7, 1999
-----------------------------------------------------
                    John R. Muse

                /s/ HECTOR M. NEVARES                           Director             January 7, 1999
-----------------------------------------------------
                  Hector M. Nevares

                 /s/ DELTON C. PARKS                            Director             January 7, 1999
-----------------------------------------------------
                   Delton C. Parks

                /s/ P. EUGENE PENDER                            Director             January 7, 1999
-----------------------------------------------------
                  P. Eugene Pender

                  /s/ JIM L. TURNER                             Director             January 7, 1999
-----------------------------------------------------
                    Jim L. Turner

                /s/ BARRY A. FROMBERG                   Executive Vice President     January 7, 1999
-----------------------------------------------------  and Chief Financial Officer
                  Barry A. Fromberg                     (Principal Financial and
                                                           Accounting Officer)

                               INDEX TO EXHIBITS

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
           1.1*          -- Underwriting Agreement.
           5.1*          -- Opinion of Hughes & Luce, LLP, special counsel to Suiza
                            Foods Corporation, as to the legality of the Common Stock
                            being registered hereby.
          23.1           -- Consent of Hughes & Luce, LLP (included in Exhibit 5.1).
          23.2**         -- Consent of Deloitte & Touche LLP.
          23.3**         -- Consent of Arthur Andersen LLP.
          23.4**         -- Consent of KPMG LLP.
          23.5**         -- Consent of McGladrey & Pullen, LLP.
          23.6**         -- Consent of PricewaterhouseCoopers LLP.
          24.1           -- Power of Attorney (included in Part II of this
                            Registration Statement).

---------------

 * To be filed by amendment.

** Filed herewith.